UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Interim Results - 02 August 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 02, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                                                 Interim Results
                                                                    Announcement
                                                                  30th June 2007


                                                                 2nd August 2007

                                  BARCLAYS PLC

                     INTERIM RESULTS ANNOUNCEMENT FOR 2007

                               TABLE OF CONTENTS

                                                                 PAGE

Summary of key information                                          2
Performance summary                                                 3
Financial highlights                                                4
Group Chief Executive's Review                                      5
Group Finance Director's Review                                     7
Consolidated income statement                                      11
Consolidated balance sheet                                         12
Results by business                                                14
Results by nature of income and expense                            42
Analysis of amounts included in the balance sheet                  57
Performance management                                             61
Additional information                                             69
Notes                                                              75
Consolidated statement of recognised income and expense            90
Summary consolidated cash flow statement                           91
Other information                                                  92
Appendix 1-Absa Group Limited results                              94
Index                                                              96



   BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM.
               TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839



The information in this announcement, which was approved by the Board of Directors on 1st August 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2006, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

Unless otherwise stated, the income statement analyses compare the six months to 30th June 2007 to the corresponding six months of 2006. Balance sheet comparisons, unless otherwise stated, relate to the corresponding position at 31st December 2006. Average balance sheet comparisons relate the six months to 30th June 2007 to the corresponding six months of 2006.

Forward-looking statements

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, future financial and operating results, future financial position, projected costs and estimates of capital expenditures, the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are subject to, among other things, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the timing and successful implementation of the proposed business combination between ABN AMRO and Barclays, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition-a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in Barclays filings with the U.S. Securities and Exchange Commission (SEC) including Barclays Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which are available on Barclays website at www.barclays.com and on the SEC's website at www.sec.gov. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents they have filed or may file with the SEC.

Future SEC Filings : Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the SEC a Registration Statement on Form F-4 ("Form F-4"), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. For information regarding the potential transaction, investors are urged to read the final offer document/prospectus and any documents regarding the potential transaction if and when they become available, because they will contain important information.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC's website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

This document shall not constitute an offer to buy sell or issue or the solicitation of an offer to buy, sell or issue any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Absa Definitions

'Absa Group Limited' refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

'Absa' refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

'International Retail and Commercial Banking-Absa' is the portion of Absa's results that is reported by Barclays within the International Retail and Commercial Banking business.

'Absa Capital' is the portion of Absa's results that is reported by Barclays within the Barclays Capital business.

Glossary of terms

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

The Return on average economic capital is defined as attributable profit compared to average economic capital.

'Income' refers to total income net of insurance claims, unless otherwise specified.


                           SUMMARY OF KEY INFORMATION

'Barclays made good progress on all key strategic priorities and delivered another very strong set of results for shareholders. Double-digit growth in earnings and dividends reflects an outstanding performance from Barclays Capital, good profit growth in UK Banking, an improvement in UK unsecured impairment and strong investment across the business'.

John Varley, Group Chief Executive


                                       Half-year ended


Group Results                      30.06.07   30.06.06      % Change
                                       GBPm       GBPm

Total income net of insurance
claims                               11,902     10,969            9

Impairment charges                     (959)    (1,057)          (9)

Operating expenses                   (6,847)    (6,269)           9

Profit before tax                     4,101      3,673           12

Profit attributable to minority
interests                              (309)      (294)           5

Profit attributable to equity
holders of the parent                 2,634      2,307           14

Economic profit                       1,609      1,385           16

                                          p          p

Earnings per share                     41.4       36.3           14
Diluted earnings per share             40.1       35.1           14
Dividend per share                     11.5       10.5           10

                                          %          %

Tier 1 Capital ratio                    7.7        7.2
Return on average shareholders'
equity                                 25.6       25.8


Profit before tax by business(1)       GBPm       GBPm     % Change

UK Banking                            1,363      1,253            9
                                  ---------  ---------
  UK Retail Banking                     651        600            9

  UK Business Banking                   712        653            9
                                  ---------  ---------
Barclaycard                             272        326          (17)

International Retail and
Commercial Banking                      452        512          (12)

Barclays Capital                      1,660      1,246           33

Barclays Global Investors               388        364            7

Barclays Wealth                         173        129           34




(1) Summary excludes Head Office functions and other operations. Full analysis of business profit before tax is on page 18.



                               PERFORMANCE SUMMARY

- Strong financial results reflect successful execution of strategy.

- Income growth of 9% was broadly based by business and geography and reflected a particularly strong performance from Barclays Capital.

- Operating expenses increased 9% as we continued to invest for future growth through increased headcount and distribution.

- Profit before tax increased 12% despite adverse currency movements against Sterling.

- Earnings per share increased 14%.

- Approximately 50% of profits came from outside the UK.

- In UK Retail Banking, good income growth (partially offset by settlements on overdraft fees), coupled with well controlled costs and improved impairment, drove profit growth of 9%. UK Business Banking profit rose 9%. This was mainly attributable to strong growth in fees and well controlled costs.

- We are on track to deliver a further two percentage point improvement in the cost:income ratio of UK Banking during 2007, adding to the six percentage point improvement achieved during 2005 and 2006.

- Headline profit of Barclaycard declined 17%. More than all of the headline profit decline was due to the impact of property gains in the first half of 2006 and a loss on the disposal of part of the Monument portfolio during the first half of 2007. Profit more than doubled relative to the second half of 2006 as a consequence of the reduction in impairment charges.

- In International Retail and Commercial Banking - excluding Absa, the first half of 2006 included the gain on the sale of a property together with the contribution of our former associate FirstCaribbean International Bank. Adjusted for these, International Retail and Commercial Banking - excluding Absa generated strong profit growth in the first half of 2007, driven by significant increases in business volumes. Absa Group Limited announced very strong profit growth in Rand terms, but the 20% depreciation of the Rand versus Sterling caused period on period profit of International Retail and Commercial Banking - Absa to be broadly steady.

- Barclays Capital delivered record results, with its two best quarters ever. Profit rose 33%. This was due to a very strong income performance driven by continued strong growth across asset classes and regions, in particular across the structured credit and credit derivatives, equities and commodities platforms, underpinned by the strength of the client franchise and its focus on delivering risk management and financing solutions.

- In Barclays Global Investors profit rose 7% in Sterling, while both income and profit were up substantially more in US Dollars. This reflected the continued strength of the franchise and significant new flows and revenues into its suite of exchange traded funds, alternative asset classes and quantitative active strategies.

- The profit of Barclays Wealth rose 34%. This reflected strong income growth from increased client funds and transaction volumes partially offset by continued investment in the business.

- The Tier 1 capital ratio was stable at 7.7%.


                              FINANCIAL HIGHLIGHTS

                                                   Half-year ended

                                        30.06.07      31.12.06      30.06.06
RESULTS                                     GBPm          GBPm          GBPm
----------
Net interest income                        4,589         4,739         4,404
Net fee and commission income              3,812         3,525         3,652
Principal transactions                     3,207         2,001         2,575
Net premiums from insurance contracts        442           550           510
Other income                                 100           153            61
                                        --------      --------      --------
Total income                              12,150        10,968        11,202
Net claims and benefits paid on
insurance contracts                         (248)         (342)         (233)
                                        --------      --------      --------
Total income net of insurance claims      11,902        10,626        10,969
Impairment charges                          (959)       (1,097)       (1,057)
                                        --------      --------      --------
Net income                                10,943         9,529         9,912
Operating expenses                        (6,847)       (6,405)       (6,269)
Share of post-tax results of
associates and joint ventures                  -            16            30
Profit on disposal of subsidiaries,
associates and JVs                             5           323             -
                                        --------      --------      --------
Profit before tax                          4,101         3,463         3,673
                                        --------      --------      --------

Profit attributable to equity holders
of the parent                              2,634         2,264         2,307
Economic profit                            1,609         1,319         1,385

PER ORDINARY SHARE                             p             p             p
--------------------
Earnings                                    41.4          35.6          36.3
Diluted earnings                            40.1          34.5          35.1
Dividend                                    11.5          20.5          10.5
Net asset value                              320           303           276

PERFORMANCE RATIOS                             %             %             %
--------------------
Return on average shareholders' equity      25.6          24.7          25.8
Cost:income ratio                             58            60            57
Cost:net income ratio                         63            67            63

                                        30.06.07      31.12.06      30.06.06
BALANCE SHEET                               GBPm          GBPm          GBPm
---------------
Shareholders' equity excluding
minority interests                        20,973        19,799        17,988
Minority interests                         7,748         7,591         7,551
                                        --------      --------      --------
Total shareholders' equity                28,721        27,390        25,539
Subordinated liabilities                  15,067        13,786        13,629
                                        --------      --------      --------
Total capital resources                   43,788        41,176        39,168
                                        --------      --------      --------

Total assets                           1,158,262       996,787       986,124
Risk weighted assets                     318,043       297,833       290,924

CAPITAL RATIOS                                 %             %             %
----------------
Tier 1 ratio                                 7.7           7.7           7.2
Risk asset ratio                            11.8          11.7          11.6




                         GROUP CHIEF EXECUTIVE'S REVIEW

I am pleased to report another strong half year for Barclays. We have delivered excellent results for shareholders - with double-digit growth in earnings and dividends - through the disciplined execution of our strategic priorities.

When I became chief executive three years ago, I set out for shareholders the priorities we had identified for executing our strategy. We said we would strive for higher growth; that profit diversification outside the UK would help us achieve this growth; that an increasing ratio of non-net interest income to net interest income would be a sign of increasing financial health and quality of income; that we would improve our standing in the eyes of our customers, our colleagues and our communities; that we would turn around the performance of our UK Retail Bank; that we expected significant future growth in Barclays Capital and Barclays Global Investors; and that our Wealth business would become an engine for growth. We have been delivering on each of these priorities since 2004, applying in each of the businesses our common principle of 'earn, invest and grow' - that is, investing strongly in the pursuit of growth while offering our shareholders good short-term returns.

Our strong first half performance in 2007 demonstrates continued progress on these priorities, and continued success in execution. Profit increased by a further 12% on top of the outstanding 37% profit growth achieved at the interim stage last year; earnings per share increased 14%, and we increased our dividend by 10%. Our return on equity was 26%.

Our ambition is to be one of the handful of universal banks leading the global financial services industry. We believe the universal banking model enables us best to serve our customers and clients, and to capture superior returns on equity.

Just a few years ago, Barclays was primarily a UK clearing bank. Our UK Banking business lies at the heart of the strength of the Barclays brand and we serve millions of customers in the United Kingdom. But we've been able to expand rapidly outside the United Kingdom, such that, even as our UK businesses have grown strongly, half of our profit is made outside the UK and over two-thirds of our profit is made outside of the two main UK Banking businesses.

These half year results demonstrate that we are doing the things we said we would. Our strategy of striving for higher growth via greater profit diversification is generating increasing returns for our shareholders. We believe that the capabilities we have assembled within Barclays equip us strongly to take advantage of the significant opportunities that lie ahead for the financial services industry.

We judge our performance by how we convert relevance to customers and clients into Total Shareholder Return (TSR) and economic profit, measuring ourselves against multi-year performance goals. In 2003, we set a four-year goal of delivering top quartile TSR relative to a peer group of financial services companies. We estimated that achieving that goal would require the generation of annual growth in economic profit of 10%-13% per annum, which implied a cumulative total of between GBP6.5bn and GBP7bn of economic profit from the beginning of 2004 to the end of 2007. As we head into the last half year of our current four year goal period, we rank in the second quartile in TSR over the period. But we have already delivered a cumulative total of GBP7.6bn economic profit, well ahead of the target, with a further six months to go.

We will set new economic profit and TSR goals at the beginning of next year.

As we report another set of strong interim results we are, of course, also heavily engaged in pursuit of a merger with ABN AMRO. Our goal in achieving that merger is the same as our standalone goal: higher growth and higher returns for shareholders as a result. We believe that in combination with ABN AMRO we would create a powerful new competitive force on behalf of customers and employees; a universal bank with greater product and customer reach than Barclays standalone; and the opportunity to capture a significant and sustained increment over the already high growth that we expect to achieve in the years ahead. Our pursuit of the merger does not change our strategy, but it would facilitate significant acceleration.

We have recently announced that China Development Bank (CDB) and Temasek will become significant shareholders in Barclays. I am delighted to welcome them as major shareholders. I believe that their investment indicates that they share our belief in the growth prospects of Barclays, as well as in the growth prospects of Barclays in a combination with ABN AMRO.

We are particularly excited about the opportunities presented by the strategic collaboration agreement with CDB. We believe that the further earnings growth unlocked by that agreement is material, that it creates further exposure to Asia which fits well with our strategy, and that it will create further benefits for all shareholders.

We enter the second half of 2007 with good business momentum across Barclays, driven by a strong first half resulting from high levels of customer activity. Whilst we report at a time of turbulence in the capital markets, Barclays Capital's net income for July was ahead of last year, and the UK and global economic outlook continues to be broadly positive. We are well positioned to grow further in the years ahead.


John Varley
Group Chief Executive



                         GROUP FINANCE DIRECTOR'S REVIEW

Group performance

In the first half of 2007, Barclays continued to make substantial progress on its strategic priorities, further diversifying the profit base and delivering record financial results. Profits and earnings grew at a double digit rate relative to the very strong performance recorded in the first half of 2006.

Profit before tax increased 12% to GBP4,101m (2006: GBP3,673m). This was achieved despite significant adverse currency movements against Sterling. Earnings per share rose 14% to 41.4p (2006: 36.3p). Profit grew at a rate higher than the rate of growth of both daily value at risk and risk weighted assets.

Group income rose 9% to GBP11,902m (2006: GBP10,969m). Income growth, which was led by a particularly strong performance in Barclays Capital, was broadly based by business and by geography.

Group operating expenses increased 9% to GBP6,847m (2006: GBP6,269m). We continued to invest in future business growth, with increased headcount in Barclays Capital, Barclays Global Investors and Absa, and significant growth in the branch network in International Retail and Commercial Banking. Operating expenses included gains on the sale of properties of GBP147m (2006: GBP238m) largely in UK Retail Banking, which were substantially reinvested in the business.

Group impairment charges improved 9% to GBP959m (2006: GBP1,057m). The 2006 impairment charge included GBP83m relating to available for sale assets. The improvement also reflected reduced flows into delinquency and lower arrears balances in the UK cards and consumer loans business. The number of UK personal customers missing a payment continued to fall. UK Retail Banking mortgage impairment charges remained negligible. Impairment levels in the wholesale sector continued to be stable, with low levels of defaults.

Business performance - Global Retail and Commercial Banking

UK Banking continued to pursue the strategic priority of building the best bank in the UK. Profit before tax increased 9% to GBP1,363m driven by solid growth in income. The cost:income ratio improved one percentage point to 48%. Excluding the impact of settlement on overdraft fees from prior years, the cost:income ratio improved two percentage points. On this basis we continue to target a two percentage point improvement in the cost:income ratio for the full year 2007.

UK Retail Banking profit before tax grew 9% to GBP651m. Income of GBP2,121m included the impact of settlements on overdraft fees from prior years of GBP87m. Excluding this item, income grew 5%. There was a strong performance in Personal Customer Retail Savings and good performances in Local Business and Current Accounts. We performed strongly in mortgage origination, processing capacity and retentions leading to a net market share of 6% of net lending in the first half of the year. We invested substantially all of the GBP113m gains on property sales into the business, upgrading distribution capabilities including completing the migration of Woolwich customers to Barclays products and infrastructure; transforming the performance of the mortgage business; improving the product range; and improving core operations and processes. Overall costs were well controlled and in line with the prior year. Impairment charges fell 9% benefiting from active management of consumer credit.

UK Business Banking delivered good growth in profit before tax of 9% to GBP712m. Growth in loans and deposits with improved margins and strong growth in fees drove income up 8%. Costs rose 3%, leading to a two percentage point improvement in the cost:income ratio to 33%.

Barclaycard profit before tax of GBP272m was 17% lower than the first half of 2006 but more than double the second half of 2006. Steady income reflected strong growth in Barclaycard International offset by a reduction in UK card extended credit balances. Impairment charges fell 9% to GBP443m. More selective customer recruitment, limit management, and improved collections led to a reduction of flows into delinquency and lower levels of arrears balances. Costs rose 16%, of which 9% is attributable to a property gain included in the 2006 figures. We continued to invest in Barclaycard International and in UK partnerships. Barclaycard US continued to make progress and moved into profit.

International Retail and Commercial Banking profit before tax declined 12% to GBP452m. Results in 2006 reflected a GBP55m gain on the sale and leaseback of property, and a GBP21m post tax profit share from the associate FirstCaribbean International Bank (FCIB). Results in 2007 reflected the impact of the 20% depreciation of the Rand against Sterling.

International Retail and Commercial Banking - excluding Absa achieved profit before tax of GBP142m (2006: GBP195m). Excluding the prior year GBP55m gain on the sale and leaseback of property and a GBP21m post tax profit share from the associate FCIB, profit before tax grew 19%. Income growth of 16% was driven by strong balance sheet growth and increased net fees and commissions income. Excluding the prior year property gain, costs grew 15% as we continued to invest in distribution capacity and technology. We opened 173 new branches in the first half of 2007.

International Retail and Commercial Banking - Absa Sterling profit fell GBP7m to GBP310m, after absorbing a 20% decline in the value of the Rand. Absa Group Limited profit before tax grew 32% in Rand terms, reflecting very strong growth in Retail Banking, Absa Corporate and Business Bank and Absa Capital. Loans and advances increased 20% from 30th June 2006 and deposits grew 13%. We have delivered synergies of R650m for the half year to 30th June 2007. On an annualised basis we are therefore close to delivering the R1.4bn targeted by December 2009.

Business Performance - Investment Banking and Investment Management

Barclays Capital delivered record profit before tax with a 33% increase to GBP1,660m. Income growth of 21% was broadly based across asset classes and geographies. Growth was particularly strong in areas where we have invested in recent years, including commodity, credit and equity products. Profit growth was accompanied by improvements in productivity: income and profit grew significantly faster than Daily Value at Risk, risk weighted assets, economic capital and costs. The cost:net income ratio improved three percentage points to 60%. We continued to invest for future growth, increasing headcount by 2,500, including 1,400 from the acquisition of EquiFirst, a US mortgage origination business.

Barclays Global Investors (BGI) profit before tax increased 7% to GBP388m. Income growth of 12% was primarily attributable to increased management fees, particularly in the iShares and active businesses, and securities lending. Profit and income growth were both affected by the 9% depreciation of the US Dollar against Sterling. BGI costs increased 15% as we continued the strategic investment programme with a build-out across multiple products and platforms and ongoing investment to support the growth of the business. The cost:income ratio rose to 59% (2006: 57%). Assets under management grew US$199bn to US$2 trillion, including net new assets of $50bn (2006: $30bn).

Barclays Wealth profit before tax rose 34% to GBP173m. This reflected income growth of 10% driven by increased client funds, greater transaction volumes, favourable market conditions and increased income from life assurance. Costs were well controlled as business volumes rose and the cost:income ratio improved six percentage points to 72% (2006: 78%). Redress costs declined. The business continued to invest in client-facing staff and infrastructure and to upgrade technology to build a platform for future growth. Total client assets increased 20% to GBP126.8bn.

Head office functions and other operations

In Head office functions and other operations the loss before tax increased GBP50m to GBP207m. 2006 results included a GBP59m gain in respect of the hedging of the translation of the Absa foreign currency earnings.

Capital management

At 30 June 2007, our Tier 1 Capital ratio was stable at 7.7%.

We maintained our progressive approach to dividends and increased the dividend to shareholders by 10%.

We commenced parallel running for Basel II at the end of 2006 and have since completed our second parallel run. We continue to expect a modest reduction in our capital demand under Basel II, with slightly lower risk weighted assets. Our overall expectation is for our regulatory capital position to be broadly unchanged. For 2007 we continue to report our capital ratios under Basel I.

Chris Lucas
Group Finance Director


                    CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                        Half-year ended

                                             30.06.07      31.12.06      30.06.06
                                                 GBPm          GBPm          GBPm
                                             --------      --------      --------
Interest income                                12,037        11,261        10,544
Interest expense                               (7,448)       (6,522)       (6,140)
                                             --------      --------      --------
Net interest income                             4,589         4,739         4,404
                                             --------      --------      --------
Fee and commission income                       4,292         3,928         4,077
Fee and commission expense                       (480)         (403)         (425)
                                             --------      --------      --------
Net fee and commission income                   3,812         3,525         3,652
                                             --------      --------      --------
Net trading income                              2,811         1,413         2,201
Net investment income                             396           588           374
                                             --------      --------      --------
Principal transactions                          3,207         2,001         2,575
Net premiums from insurance contracts             442           550           510
Other income                                      100           153            61
                                             --------      --------      --------
Total income                                   12,150        10,968        11,202
Net claims and benefits incurred on
insurance contracts                              (248)         (342)         (233)
                                             --------      --------      --------
Total income net of insurance claims           11,902        10,626        10,969
Impairment charges                               (959)       (1,097)       (1,057)
                                             --------      --------      --------
Net income                                     10,943         9,529         9,912
                                             --------      --------      --------

Operating expenses excluding amortisation of
intangible assets                              (6,760)       (6,332)       (6,206)
Amortisation of intangible assets                 (87)          (73)          (63)
                                             --------      --------      --------
Operating expenses                             (6,847)       (6,405)       (6,269)
Share of post-tax results of associates and
joint ventures                                      -            16            30
Profit on disposal of subsidiaries,
associates and joint ventures                       5           323             -
                                             --------      --------      --------
Profit before tax                               4,101         3,463         3,673
Tax                                            (1,158)         (869)       (1,072)
                                             --------      --------      --------
Profit after tax                                2,943         2,594         2,601
                                             --------      --------      --------

Profit attributable to minority interests         309           330           294
Profit attributable to equity holders of the
parent                                          2,634         2,264         2,307
                                             --------      --------      --------
                                                2,943         2,594         2,601
                                             --------      --------      --------

                                                    p             p             p
Basic earnings per ordinary share                41.4          35.6          36.3
Diluted earnings per ordinary share              40.1          34.5          35.1

Dividends per ordinary share:
Interim dividend                                 11.5             -          10.5
Final dividend                                      -          20.5             -

Dividend                                      GBP731m     GBP1,311m       GBP666m



                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                             As at

                                                            30.06.07      31.12.06      30.06.06
Assets                                                          GBPm          GBPm          GBPm
Cash and balances at central banks                             4,785         7,345         6,777
Items in the course of collection from other banks             2,533         2,408         2,600
Trading portfolio assets                                     217,573       177,867       181,857
Financial assets designated at fair value:
- held on own account                                         46,171        31,799        18,833
- held in respect of linked liabilities to customers
  under investment contracts                                  92,194        82,798        79,334
Derivative financial instruments                             174,225       138,353       136,901
Loans and advances to banks                                   43,191        30,926        35,330
Loans and advances to customers                              321,243       282,300       282,097
Available for sale financial investments                      47,764        51,703        53,716
Reverse repurchase agreements and cash collateral
on securities borrowed                                       190,546       174,090       171,869
Other assets                                                   6,289         5,850         5,866
Current tax assets                                               345           557             -
Investments in associates and joint ventures                     228           228           560
Goodwill                                                       6,635         6,092         5,968
Intangible assets                                              1,228         1,215         1,125
Property, plant and equipment                                  2,538         2,492         2,515
Deferred tax assets                                              774           764           776
                                                           ---------      --------      --------
Total assets                                               1,158,262       996,787       986,124
                                                           ---------      --------      --------




                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                           As at

                                           30.06.07      31.12.06      30.06.06
Liabilities                                    GBPm          GBPm          GBPm
Deposits from banks                          87,429        79,562        86,221
Items in the course of collection due to
other banks                                   2,206         2,221         2,700
Customer accounts                           292,444       256,754       253,200
Trading portfolio liabilities
Financial liabilities designated at fair     79,252        71,874        74,719
value                                        63,490        53,987        43,594
Liabilities to customers under investment
contracts                                    93,735        84,637        81,380
Derivative financial instruments            177,774       140,697       138,982
Debt securities in issue                    118,745       111,137       102,198
Repurchase agreements and cash collateral
on securities lent                          181,093       136,956       146,165
Other liabilities                            10,908        10,337        10,767
Current tax liabilities                       1,003         1,020           592
Insurance contract liabilities, including
unit-linked liabilities                       3,770         3,878         3,558
Subordinated liabilities                     15,067        13,786        13,629
Deferred tax liabilities                        258           282           430
Provisions                                      527           462           474
Retirement benefit liabilities                1,840         1,807         1,976
                                          ---------      --------      --------
Total liabilities                         1,129,541       969,397       960,585
                                          ---------      --------      --------

Shareholders' equity
Called up share capital                       1,637         1,634         1,628
Share premium account                         5,859         5,818         5,720
Other reserves                                  271           390           587
Retained earnings                            13,461        12,169        10,279
Less: treasury shares                          (255)         (212)         (226)
                                          ---------      --------      --------
Shareholders' equity excluding minority
interests                                    20,973        19,799        17,988
Minority interests                            7,748         7,591         7,551
                                          ---------      --------      --------
Total shareholders' equity                   28,721        27,390        25,539
                                          ---------      --------      --------
                                          ---------      --------      --------
Total liabilities and shareholders'
equity                                    1,158,262       996,787       986,124
                                          ---------      --------      --------


                              RESULTS BY BUSINESS

The following section analyses the Group's performance by business. This reflects the business segment restatements as disclosed on 19th June 2007 (see page 69). For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

   - UK Banking, comprising
     - UK Retail Banking
     - UK Business Banking

     - Barclaycard

   - International Retail and Commercial Banking, comprising
       - International Retail and Commercial Banking - excluding Absa
       - International Retail and Commercial Banking - Absa.

Investment Banking and Investment Management

     - Barclays Capital

     - Barclays Global Investors

     - Barclays Wealth


Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Loans and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with its Personal and Local Business customers through providing a wide range of products and financial services. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Loans provides unsecured loan and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services, including money transmission, to small businesses.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.

Barclaycard

Barclaycard is a multi-brand credit card business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe's leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, SkyCard and FirstPlus secured lending.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal, Africa, India and the United Arab Emirates. In the Nordic region, Barclaycard operates through Entercard, a joint venture with ForeningsSparbanken (Swedbank).

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides banking services to Barclays personal and corporate customers outside the UK The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes the operations are grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Western Europe includes Spain, Italy, France and Portugal. Emerging Markets includes Africa, India and the Middle East.

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays  Capital  is a leading  global  investment  bank which  provides  large
corporate,   institutional  and  government  clients  with  solutions  to  their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 290 funds for institutions and individuals trading in nineteen markets globally. BGI's investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring, financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Head office functions and other operations

Head office functions and other operations comprises:

   - Head office and central support functions
   - Businesses in transition
   - Consolidation adjustments.

Head  office and  central  support  functions  comprises  the  following  areas:
Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of intra-segment transactions.


Analysis of profit attributable to equity holders of the parent

                                                    Half-year ended


                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
UK Banking                                  1,363         1,293         1,253
                                         --------      --------      --------
UK Retail Banking                             651           581           600
UK Business Banking                           712           712           653
                                         --------      --------      --------
Barclaycard                                   272           132           326
International Retail and Commercial
Banking                                       452           704           512
                                         --------      --------      --------
International Retail and Commercial
Banking-ex Absa                               142           323           195
International Retail and Commercial
Banking-Absa                                  310           381           317
                                         --------      --------      --------
Barclays Capital                            1,660           970         1,246
Barclays Global Investors                     388           350           364
Barclays Wealth                               173           116           129
Head office functions and other
operations                                   (207)         (102)         (157)
                                         --------      --------      --------
Profit before tax                           4,101         3,463         3,673
Tax                                        (1,158)         (869)       (1,072)
                                         --------      --------      --------
Profit after tax                            2,943         2,594         2,601
Profit attributable to minority              (309)         (330)         (294)
interests
                                         --------      --------      --------
Profit attributable to equity holders
of the parent                               2,634         2,264         2,307
                                         --------      --------      --------

Total assets
                                                           As at
                                           30.06.07      31.12.06      30.06.06
                                               GBPm          GBPm          GBPm
UK Banking                                  153,772       147,576       141,970
                                           --------      --------      --------
UK Retail Banking                            84,266        81,692        78,485
UK Business Banking                          69,506        65,884        63,485
                                           --------      --------      --------
Barclaycard                                  20,406        20,082        19,155
International Retail and Commercial
Banking                                      75,236        68,588        64,916
                                           --------      --------      --------
International Retail and Commercial
Banking-ex Absa                              42,434        38,191        35,616
International Retail and Commercial
Banking-Absa                                 32,802        30,397        29,300
                                           --------      --------      --------
Barclays Capital                            796,389       657,922       659,328
Barclays Global Investors                    90,440        80,515        77,298
Barclays Wealth                              16,663        15,022        14,170
Head office functions and other               5,356         7,082         9,287
operations                                ---------      --------      --------
                                          1,158,262       996,787       986,124
                                          ---------      --------      --------

Risk weighted assets
                                                            As at
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
UK Banking                                    93,261        92,981        92,805
                                            --------      --------      --------
UK Retail Banking                             42,498        43,020        42,021
UK Business Banking                           50,763        49,961        50,784
                                            --------      --------      --------
Barclaycard                                   17,053        17,035        15,698
International Retail and Commercial Banking   45,299        40,810        41,884
                                            --------      --------      --------
International Retail and Commercial
Banking-ex Absa                               23,520        20,082        21,211
International Retail and Commercial
Banking-Absa                                  21,779        20,728        20,673
                                            --------      --------      --------
Barclays Capital                             152,467       137,635       130,533
Barclays Global Investors                      1,616         1,375         1,378
Barclays Wealth                                6,871         6,077         5,202
Head office functions and other operations     1,476         1,920         3,424
                                            --------      --------      --------
                                             318,043       297,833       290,924
                                            --------      --------      --------

Further analysis of total assets and risk weighted assets, can be found on page
60.


UK Banking
                                                       Half-year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                            2,270         2,287         2,180
Net fee and commission income                    951           985           947
                                            --------      --------      --------
Net trading income                                 2             -             2
Net investment income                             30            11            17
                                            --------      --------      --------
Principal transactions                            32            11            19
Net premiums from insurance contracts             87           141           143
Other income                                      54            61             2
                                            --------      --------      --------
Total income                                   3,394         3,485         3,291
Net claims and benefits on insurance
contracts                                        (22)           (7)          (28)
                                            --------      --------      --------
Total income net of insurance claims           3,372         3,478         3,263
Impairment charges                              (400)         (481)         (406)
                                            --------      --------      --------
Net income                                     2,972         2,997         2,857
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                          (1,606)       (1,782)       (1,605)
Amortisation of intangible assets                 (4)           (1)           (1)
                                            --------      --------      --------
Operating expenses                            (1,610)       (1,783)       (1,606)
Share of post-tax results of associates and
joint ventures                                     1             3             2
Profit on disposal of subsidiaries,
associates and joint ventures                      -            76             -
                                            --------      --------      --------
Profit before tax                              1,363         1,293         1,253
                                            --------      --------      --------

Cost:income ratio                                48%           51%           49%
Cost:net income ratio                            54%           59%           56%

Risk Tendency                                GBP870m       GBP790m       GBP705m
Return on average economic capital               30%           27%           24%

Economic profit                              GBP654m       GBP734m       GBP593m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Loans and advances to customers           GBP137.6bn    GBP131.0bn    GBP127.8bn
Customer accounts                         GBP144.3bn    GBP139.7bn    GBP133.4bn
Total assets                              GBP153.8bn    GBP147.6bn    GBP142.0bn
Risk weighted assets                       GBP93.3bn     GBP93.0bn     GBP92.8bn

Key Facts

Number of UK branches                          1,810         2,014         2,014


UK  Banking  profit  before tax  increased  9%  (GBP110m)  to  GBP1,363m  (2006:
GBP1,253m) driven principally by solid income growth. Gains from the sale and leaseback of properties of GBP138m (2006: GBP145m) included in operating expenses were substantially offset by investment expenditure primarily to accelerate the development of UK Retail Banking.

The cost:income ratio improved one percentage point to 48%. Excluding settlements on overdraft fees from prior years, the cost:income ratio improved two percentage points. On this basis, UK Banking continues to target a two percentage point improvement in 2007, a further extension of the six percentage point aggregate improvement in 2005 and 2006.

As part of the Woolwich transition and overall investment programme in our UK distribution network, we have co-located branches within 300 metres of each other, either to the preferred site or to a new location that best enables us to serve customer needs.


UK Retail Banking

                                                       Half-year ended


                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                            1,407         1,407         1,358
Net fee and commission income                    600           654           636
Net premiums from insurance contracts             87           141           143
Other income                                      49            42             -
                                            --------      --------      --------
Total income                                   2,143         2,244         2,137
Net claims and benefits on insurance
contracts                                        (22)           (7)          (28)
                                            --------      --------      --------
Total income net of insurance claims           2,121         2,237         2,109
Impairment charges                              (277)         (329)         (306)
                                            --------      --------      --------
Net income                                     1,844         1,908         1,803
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                          (1,191)       (1,328)       (1,203)
Amortisation of intangible assets                 (3)           (1)            -
                                            --------      --------      --------
Operating expenses                            (1,194)       (1,329)       (1,203)
Share of post-tax results of associates
and joint ventures                                 1             2             -
                                            --------      --------      --------
Profit before tax                                651           581           600
                                            --------      --------      --------

Cost:income ratio                                56%           59%           57%
Cost:net income ratio                            65%           70%           67%

Risk Tendency                                GBP580m       GBP500m       GBP430m
Return on average economic capital               28%           30%           26%

Economic profit                              GBP315m       GBP323m       GBP266m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Loans and advances to customers            GBP77.5bn     GBP74.7bn     GBP72.2bn
Customer accounts                          GBP84.5bn     GBP82.3bn     GBP79.1bn
Total assets                               GBP84.3bn     GBP81.7bn     GBP78.5bn
Risk weighted assets                       GBP42.5bn     GBP43.0bn     GBP42.0bn

Key Facts

Number of UK current accounts                  11.4m         11.5m         11.3m
Number of UK savings accounts                  11.1m         11.0m         10.9m
Total UK mortgage balances (residential)   GBP65.0bn     GBP61.7bn     GBP59.1bn
Number of household insurance policies       839,000       825,000       727,000
Number of Local Business customers           637,000       630,000       641,000



UK Retail  Banking  profit  before tax  increased 9% (GBP51m) to GBP651m  (2006:
GBP600m), driven by good income growth which was offset by settlements on overdraft fees, well controlled costs and improved impairment.

Income increased GBP12m to GBP2,121m (2006: GBP2,109m). There was strong growth in Personal Customer Retail Savings and good growth in Personal Customers Current Accounts and Local Business. This was offset by GBP87m settlements on overdraft fees from prior years. Excluding this item, income grew GBP99m or 5%.

Net interest income increased 4% (GBP49m) to GBP1,407m (2006: GBP1,358m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and an increased liability margin. Total average customer deposit balances increased 7% to GBP80.2bn (2006: GBP74.9bn), supported by the launch of new products.

Mortgage volumes improved significantly, driven by a focus on improving capacity, customer service, value and promotion. UK residential mortgage balances were GBP65.0bn at the end of the period (31st December 2006:
GBP61.7bn), an approximate market share of 6% (31st December 2006: 6%). Gross advances were 45% higher at GBP10.5bn (2006: GBP7.3bn). Net lending was GBP3.2bn (2006: net outflow GBP0.3bn), a market share of net lending of 6% (2006: net outflow 1%). The asset margin was reduced by the flow of new mortgages and base rate changes. The loan to value ratio within the residential mortgage book on a current valuation basis was 32% (2006: 34%).

Consumer lending balances showed a moderate fall, reflecting the impact of tighter lending criteria.

Net fee and commission income decreased 6% (GBP36m) to GBP600m (2006: GBP636m). There was good current account income growth in Personal Customers and Local Business. Barclays Financial Planning achieved good income growth through higher value and structured product sales. This was more than offset by settlements on overdraft fees.

Net premiums from insurance underwriting activities reduced 39% (GBP56m) to GBP87m (2006: GBP143m). There continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts fell to GBP22m (2006: GBP28m).

Other income increased to GBP49m (2006: nil), representing the benefit from reinsurance.

Impairment charges decreased 9% (GBP29m) to GBP277m (2006: GBP306m) reflecting lower charges in unsecured consumer loans. This was driven by reduced flows into delinquency, lower levels of arrears and stable charge-offs.

Operating expenses fell GBP9m to GBP1,194m (2006: GBP1,203m). Gains from the sale and leaseback of property of GBP113m (2006: GBP116m) were substantially reinvested in the business to upgrade distribution capabilities, with particular focus on converting the branch network, improving the product range to meet customer needs and improving operations and processes.

The cost:income ratio improved one percentage point to 56%.


UK Business Banking

                                                        Half-year ended


                                             30.06.07      31.12.06      30.06.06
                                                 GBPm          GBPm          GBPm
Net interest income                               863           880           822
Net fee and commission income                     351           331           311
                                             --------      --------      --------
Net trading income                                  2             -             2
Net investment income                              30            11            17
                                             --------      --------      --------
Principal transactions                             32            11            19
Other income                                        5            19             2
                                             --------      --------      --------
Total income                                    1,251         1,241         1,154
Impairment charges                               (123)         (152)         (100)
                                             --------      --------      --------
Net income                                      1,128         1,089         1,054
                                             --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                             (415)         (454)         (402)
Amortisation of intangible assets                  (1)            -            (1)
                                             --------      --------      --------
Operating expenses                               (416)         (454)         (403)
Share of post-tax results of associates and
joint ventures                                      -             1             2
Profit on disposal of subsidiaries,
associates and joint ventures                       -            76             -
                                             --------      --------      --------
Profit before tax                                 712           712           653
                                             --------      --------      --------

Cost:income ratio                                 33%           37%           35%
Cost:net income ratio                             37%           42%           38%

Risk Tendency                                 GBP290m       GBP290m       GBP275m
Return on average economic capital                31%           39%           35%

Economic profit                               GBP339m       GBP411m       GBP327m

                                                              As at
                                             30.06.07      31.12.06      30.06.06
Loans and advances to customers             GBP60.1bn     GBP56.3bn     GBP55.6bn
Customer accounts                           GBP59.8bn     GBP57.4bn     GBP54.3bn
Total assets                                GBP69.5bn     GBP65.9bn     GBP63.5bn
Risk weighted assets                        GBP50.8bn     GBP50.0bn     GBP50.8bn

Key Facts

Total number of Business Banking customers    151,000       150,000       147,000


UK Business  Banking  profit before tax increased 9% (GBP59m) to GBP712m  (2006:
GBP653m), driven by continued good income growth. UK Business Banking maintained its market share of primary customer relationships.

Income increased 8% (GBP97m) to GBP1,251m (2006: GBP1,154m) The uplift in income was broadly based across income categories.

Net interest income improved 5% (GBP41m) to GBP863m (2006: GBP822m) driven by solid balance sheet growth. There was continued growth in all business areas, in particular Larger Business. Average deposit balances increased 6% to GBP46.5bn (2006: GBP43.7bn) with good growth across product categories. Average lending balances grew 2% to GBP52.3bn (2006: GBP51.1bn) reflecting the disposal of GBP1.1bn assets in the vehicle leasing and European vendor finance businesses sold in the second half of 2006. The liabilities margin improved and the assets margin was broadly stable.

Net fee and commission income increased 13% (GBP40m) to GBP351m (2006: GBP311m) due to strong growth in lending fees, syndication fees and transaction related income.

Income  from  principal  transactions  was  GBP32m  (2006:  GBP19m),   primarily
reflecting strong gains from venture capital and private equity realisations.

Impairment increased 23% (GBP23m) to GBP123m (2006: GBP100m), mainly as a consequence of Larger Business credit charges trending towards risk tendency. Impairment charges in Medium Business and Asset & Sales Financing reduced.

Operating expenses increased 3% (GBP13m) to GBP416m (2006: GBP403m) reflecting tight cost control. Operating expenses included gains of GBP25m (2006: GBP29m) on the sale and leaseback of property which were reinvested in the business, including costs relating to the acceleration of the rationalisation of operating sites and technology infrastructure.

The cost:income ratio improved two percentage points to 33% (2006: 35%).


Barclaycard

                                                       Half-year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                              700           705           678
Net fee and commission income                    544           544           562
Net trading income                                 2             -             -
Net investment income                              -             -            15
Net premiums from insurance contracts             21            11             7
Other income                                     (27)            -             -
                                            --------      --------      --------
Total income                                   1,240         1,260         1,262
Net claims and benefits on insurance
contracts                                         (7)           (4)           (4)
                                            --------      --------      --------
Total income net of insurance claims           1,233         1,256         1,258
Impairment charges                              (443)         (579)         (488)
                                            --------      --------      --------
Net income                                       790           677           770
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                            (505)         (527)         (437)
Amortisation of intangible assets                (11)           (9)           (8)
                                            --------      --------      --------
Operating expenses                              (516)         (536)         (445)
Share of post-tax results of associates
and joint ventures                                (2)           (9)            1
                                            --------      --------      --------
Profit before tax                                272           132           326
                                            --------      --------      --------

Cost:income ratio                                42%           43%           35%
Cost:net income ratio                            65%           79%           58%

Risk Tendency                              GBP1,000m     GBP1,135m     GBP1,105m
Return on average economic capital               19%           12%           20%

Economic profit                              GBP101m        GBP22m       GBP115m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Loans and advances to customers            GBP18.3bn     GBP18.2bn     GBP17.4bn
Total assets                               GBP20.4bn     GBP20.1bn     GBP19.2bn
Risk weighted assets                       GBP17.1bn     GBP17.0bn     GBP15.7bn

Key Facts

Number of Barclaycard UK customers              9.6m          9.8m         11.2m
Number of retailer relationships              95,000        93,000        95,000
UK credit cards - average outstanding
balances                                    GBP8.5bn      GBP9.2bn      GBP9.6bn
UK credit cards - average extended credit
balances                                    GBP7.0bn      GBP7.8bn      GBP8.2bn
International - average extended credit
balances                                    GBP3.1bn      GBP2.6bn      GBP2.3bn
International - cards in issue                  7.6m          6.4m          5.3m


Barclaycard profit before tax decreased 17% (GBP54m) to GBP272m (2006: GBP326m). 2007 results reflected a GBP27m loss on disposal of part of the Monument card portfolio. 2006 results reflected a property gain of GBP38m. Excluding these items, profit before tax rose 4%. A solid net income performance was partially offset by increased investment in Barclaycard US, new emerging markets and new UK partnerships.

Income fell 2% (GBP25m) to GBP1,233m (2006: GBP1,258m). Excluding the GBP27m loss on disposal of part of the Monument card portfolio in the first half of 2007, income remained flat at GBP1,260m, reflecting very strong growth in Barclaycard International, particularly Barclaycard US, partially offset by a decrease in UK Cards revenue.

Net interest income increased 3% (GBP22m) to GBP700m (2006: GBP678m). This was driven by strong organic growth in international average extended credit card balances, up 35% to GBP3.1bn, average secured consumer lending balances up 40% to GBP4.2bn, partially offset by lower UK average extended credit card balances which fell 15% to GBP7.0bn. Margins fell to 6.87% (2006: 7.32%) due to a change in the product mix with a higher weighting to secured lending.

Net fee and commission income fell 3% (GBP18m) to GBP544m (2006: GBP562m) with growth in Barclaycard International offset by the impact of the Office of Fair Trading's findings on late and overlimit fees in the UK which were implemented in August 2006.

Impairment charges improved 9% (GBP45m) to GBP443m (2006: GBP488m) reflecting reduced flows into delinquency, lower levels of arrears and lower charge-offs in UK Cards. We made changes to our methodologies as part of efforts to standardise our impairment approach in anticipation of Basel II. The net positive impact of these changes in methodology was offset by an increase in impairment in the secured loans portfolio.

Operating expenses increased 16% (GBP71m) to GBP516m (2006: GBP445m). Excluding the property gain of GBP38m in the first half of 2006, operating expenses increased 7% (GBP33m) driven by continued investment in international businesses in Europe, the US and new emerging markets and the launch of new partnerships with Thomas Cook and Argos in the UK.

Barclaycard International continued to gain momentum and moved into profitability in the first half of 2007 delivering GBP26m profit before tax (2006: GBP8m loss before tax). New credit card products were launched in India and the United Arab Emirates. The Entercard joint venture, which is based in Scandinavia, continued to perform ahead of plan. Barclaycard US moved into profit with very strong average balance growth and a number of new card partnerships including Aer Lingus and ATA Airlines.


International Retail and Commercial Banking

                                                       Half-year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                              844           809           844
Net fee and commission income                    598           593           628
                                            --------      --------      --------
Net trading income                                18             3             3
Net investment income                             97           141            47
                                            --------      --------      --------
Principal transactions                           115           144            50
Net premiums from insurance contracts            162           177           174
Other income                                      42            40            34
                                            --------      --------      --------
Total income                                   1,761         1,763         1,730
Net claims and benefits on insurance
contracts                                       (115)         (125)         (119)
                                            --------      --------      --------
Total income net of insurance claims           1,646         1,638         1,611
Impairment charges                               (93)          (99)          (68)
                                            --------      --------      --------
Net income                                     1,553         1,539         1,543
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                          (1,075)       (1,064)       (1,013)
Amortisation of intangible assets                (32)          (40)          (45)
                                            --------      --------      --------
Operating expenses                            (1,107)       (1,104)       (1,058)
Share of post-tax results of associates
and joint ventures                                 1            22            27
Profit on disposal of subsidiaries,
associates and joint ventures                      5           247             -
                                            --------      --------      --------
Profit before tax                                452           704           512
                                            --------      --------      --------

Cost:income ratio                                67%           67%           66%
Cost:net income ratio                            71%           72%           69%

Risk Tendency                                GBP315m       GBP220m       GBP195m
Return on average economic capital               17%           42%           28%

Economic profit                               GBP85m       GBP324m       GBP169m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Loans and advances to customers            GBP58.6bn     GBP53.2bn     GBP50.2bn
Customer accounts                          GBP24.9bn     GBP22.1bn     GBP22.6bn
Total assets                               GBP75.2bn     GBP68.6bn     GBP64.9bn
Risk weighted assets                       GBP45.3bn     GBP40.8bn     GBP41.9bn

Key Facts

Number of international branches               1,838         1,653         1,587


International Retail and Commercial Banking profit before tax decreased GBP60m to GBP452m (2006: GBP512m). Very strong profit growth in Rand terms in International Retail and Commercial Banking - Absa, was offset by depreciation in the Rand. International Retail and Commercial Banking - excluding Absa results for 2006 included a GBP55m gain from the sale and leaseback of property in Spain and a GBP21m share of post-tax results of the associate FirstCarribean International Bank which was sold in 2006.

A significant investment was made in infrastructure and distribution, including opening 185 new branches across Western Europe, Emerging Markets and Absa.


International Retail and Commercial Banking - excluding Absa

                                                       Half-year ended

                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                              334           311           293
Net fee and commission income                    208           181           185
                                            --------      --------      --------
Net trading income                                20             5            12
Net investment income                             50            37            29
                                            --------      --------      --------
Principal transactions                            70            42            41
Net premiums from insurance contracts             45            61            50
Other income                                       5             6            14
                                            --------      --------      --------
Total income                                     662           601           583
Net claims and benefits on insurance
contracts                                        (60)          (73)          (65)
                                            --------      --------      --------
Total income net of insurance claims             602           528           518
Impairment charges                               (24)          (25)          (16)
                                            --------      --------      --------
Net income                                       578           503           502
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                            (435)         (441)         (324)
Amortisation of intangible assets                 (5)           (5)           (4)
                                            --------      --------      --------
Operating expenses                              (440)         (446)         (328)
Share of post-tax results of associates and
joint ventures                                     -            19            21
Profit on disposal of subsidiaries,                4           247             -
associates and joint ventures               --------      --------      --------
Profit before tax                                142           323           195
                                            --------      --------      --------

Cost:income ratio                                73%           85%           63%
Cost:net income ratio                            76%           89%           65%

Risk Tendency                                GBP105m        GBP75m        GBP70m
Return on average economic capital               14%           48%           22%

Economic profit                               GBP31m       GBP233m        GBP76m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Loans and advances to customers            GBP32.4bn     GBP29.0bn     GBP26.8bn
Customer accounts                          GBP12.5bn     GBP11.0bn     GBP10.5bn
Total assets                               GBP42.4bn     GBP38.2bn     GBP35.6bn
Risk weighted assets                       GBP23.5bn     GBP20.1bn     GBP21.2bn

Key Facts

Number of international branches               1,026           853           800
Number of continental European customers     936,000       819,000       799,000
Number of continental European mortgage
customers                                    263,000       252,000       227,000
Continental European mortgages - average
balances (Euros)                           EUR29.1bn     EUR25.9bn     EUR24.9bn



The profit before tax of International Retail and Commercial Banking - excluding Absa (which comprises Western Europe and Emerging Markets) decreased 27% (GBP53m) to GBP142m (2006: GBP195m). Excluding a GBP55m gain from the sale and leaseback of property and a GBP21m share of post-tax results of the associate FirstCaribbean International Bank, both included in 2006, profit before tax increased 19%. This reflected both strong income growth and investment in the expansion of the distribution network and in technology.

Income increased 16% (GBP84m) to GBP602m (2006: GBP518m) driven by strong performances in Western Europe and Emerging Markets.

Net interest income increased 14% (GBP41m) to GBP334m (2006: GBP293m), reflecting very strong balance sheet growth. Total average customer loans increased 19% to GBP30.9bn (2006: GBP26.0bn) with lending margins broadly stable. Mortgage balance growth in Western Europe was very strong, with average Euro balances up 17% to GBP29.1bn (2006: GBP24.9bn). Average customer deposits increased 18% to GBP11.7bn (2006: GBP9.9bn) driven by growth in Western Europe and Emerging Markets. Liability margins declined primarily as a result of margin compression in Emerging Markets.

Net fee and commission income grew 12% (GBP23m) to GBP208m (2006: GBP185m). This reflected a strong performance in Spain and France, driven by higher service and insurance commissions.

Principal transactions increased GBP29m to GBP70m (2006: GBP41m), reflecting higher equity investment income in Spain and higher life assurance income.

Impairment charges rose GBP8m to GBP24m (2006: GBP16m). The increase, from a low historical base, reflected strong growth and lower recoveries.

Operating expenses grew 34% (GBP112m) to GBP440m (2006: GBP328m). Excluding a GBP55m gain from the sale and leaseback of property in Spain in 2006, operating expenses increased 15% driven by the accelerated expansion of the distribution network across Western Europe and Emerging Markets and investments in technology. We opened 173 new branches.

Western Europe continued to perform strongly. Profit before tax increased 17% (GBP18m) to GBP124m (2006: GBP106m), excluding one-off gains on asset sales of GBP55m and integration costs of GBP16m in 2006.

Barclays  Spain  profit  before tax  increased  28%  (GBP21m)  to GBP96m  (2006:
GBP75m), adjusted for integration costs and the gains on asset sales in 2006. This was driven by higher service and insurance commissions, increased customer lending and higher equity investment income. France also performed well driven by good growth in the balance sheet, higher service commissions and good cost control. Income grew strongly in Italy as a result of the opening of new branches and a broadening of the product offering but this was more than offset by higher investment costs. Profit before tax decreased in Portugal, with strong income growth more than offset by increased investment in the rapid expansion of the business.

Emerging  Markets  profit  before tax  increased  25% (GBP15m) to GBP74m  (2006:
GBP59m) driven by a strong rise in income as a result of very strong balance sheet growth across a broad range of markets. This was partially offset by increased investment in the business including branch openings and the launch of retail banking services in India.


International Retail and Commercial Banking - Absa

                                                       Half-year ended

                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                              510           498           551
Net fee and commission income                    390           412           443
                                            --------      --------      --------
Net trading income                                (2)           (2)           (9)
Net investment income                             47           104            18
                                            --------      --------      --------
Principal transactions                            45           102             9
Net premiums from insurance contracts            117           116           124
Other income                                      37            34            20
                                            --------      --------      --------
Total income                                   1,099         1,162         1,147
Net claims and benefits on insurance
contracts                                        (55)          (52)          (54)
                                            --------      --------      --------
Total income net of insurance claims           1,044         1,110         1,093
Impairment charges                               (69)          (74)          (52)
                                            --------      --------      --------
Net income                                       975         1,036         1,041
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                            (640)         (623)         (689)
Amortisation of intangible assets                (27)          (35)          (41)
                                            --------      --------      --------
Operating expenses                              (667)         (658)         (730)
Share of post-tax results of associates and
joint ventures                                     1             3             6
Profit on disposal of subsidiaries,                1             -             -
associates and joint ventures               --------      --------      --------
Profit before tax                                310           381           317
                                            --------      --------      --------

Cost:income ratio                                64%           59%           67%
Cost:net income ratio                            68%           64%           70%

Risk Tendency                                GBP210m       GBP145m       GBP125m
Return on average economic capital               21%           32%           37%

Economic profit                               GBP54m        GBP91m        GBP93m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Loans and advances to customers            GBP26.2bn     GBP24.2bn     GBP23.4bn
Customer accounts                          GBP12.4bn     GBP11.1bn     GBP12.1bn
Total assets                               GBP32.8bn     GBP30.4bn     GBP29.3bn
Risk weighted assets                       GBP21.8bn     GBP20.7bn     GBP20.7bn


Key Facts

Number of branches                               812           800           787
Number of ATMs                                 7,455         7,053         6,256
Number of retail customers                      8.7m          8.3m          8.0m
Number of corporate customers                 87,000        84,000        80,000


International Retail and Commercial Banking - Absa profit before tax decreased 2% to GBP310m (2006: GBP317m).

Appendix 1 on page 94 summarises the Rand results of Absa Group Limited for the six months to 30th June 2007 as reported to the JSE Limited.

Impact on Barclays results

Absa Group Limited's profit before tax of R6,429m (2006: R4,879m) is translated into Barclays results at an average exchange rate for the six months to 30th June 2007 of R14.11/GBP (2006: R11.31/GBP), a 20% depreciation in the average rate of the Rand against Sterling. Consolidation adjustments reflected the amortisation of intangible assets of GBP27m (2006: GBP41m) and internal funding and other adjustments of GBP52m (2006: GBP28m). The resulting profit before tax of GBP377m (2006: GBP362m) is represented within International Retail and Commercial Banking - Absa GBP310m, (2006: GBP317m) and Barclays Capital, GBP67m (2006: GBP45m).

Absa Group Limited's total assets at 30th June 2007 were R553,893m (31st December 2006: R495,112m), growth of 12%. This is translated into Barclays results at a period-end exchange rate of R14.12/GBP (31st December 2006: R13.71/
GBP). The capital investment remains hedged against currency movements.


Barclays Capital

                                                         Half-year ended
                                              30.06.07      31.12.06      30.06.06
                                                  GBPm          GBPm          GBPm
Net interest income                                567           663           495
Net fee and commission income                      614           436           516
                                              --------      --------      --------
Net trading income                               2,761         1,423         2,139
Net investment income                              206           296           277
                                              --------      --------      --------
Principal transactions                           2,967         1,719         2,416
Other income                                         5            12            10
                                              --------      --------      --------
Total income                                     4,153         2,830         3,437
Impairment charges                                 (10)           28           (70)
                                              --------      --------      --------
Net income                                       4,143         2,858         3,367
                                              --------      --------      --------
Operating expenses excluding amortisation of
intangible assets                               (2,453)       (1,876)       (2,120)
Amortisation of intangible assets                  (30)          (12)           (1)
                                              --------      --------      --------
Operating expenses                              (2,483)       (1,888)       (2,121)
                                              --------      --------      --------
Profit before tax                                1,660           970         1,246
                                              --------      --------      --------

Cost:income ratio                                  60%           67%           62%
Cost:net income ratio                              60%           66%           63%
Compensation:net income ratio                      47%           48%           49%

Average DVaR                                  GBP39.3m      GBP38.0m      GBP36.2m
Risk Tendency                                  GBP110m        GBP95m       GBP125m
Return on average economic capital                 54%           36%           47%

Average net income generated per member of
staff (1) ('000)                                GBP329        GBP249        GBP330
Economic profit                                GBP969m       GBP510m       GBP671m

                                                               As at
                                              30.06.07      31.12.06      30.06.06
Total assets                                GBP796.4bn    GBP657.9bn    GBP659.3bn
Risk weighted assets                        GBP152.5bn    GBP137.6bn    GBP130.5bn
Corporate lending portfolio                  GBP44.5bn     GBP40.6bn     GBP41.4bn




Key Facts                                      30.06.07                   30.06.06
                                  League                     League
                                  table        Issuance      table        Issuance
                                  position     value         position     value
All international bonds (all      1st          US$187.7bn    2nd          US$111.0bn
currencies)
Sterling bonds                    1st          GBP10.9bn     2nd          GBP10.9bn
International securitisations     1st          US$41.7bn     4th          US$16.5bn
US investment grade corporate     5th          US$2.8bn      7th          US$3.2bn
bonds


(1) Adjusted to exclude contribution and headcount from HomEq and EquiFirst


Barclays Capital delivered record results in the first half of 2007 with its two best quarters ever. Profit before tax increased 33% (GBP414m) to GBP1,660m (2006: GBP1,246m). This was the result of a very strong income performance, driven by good growth across asset classes and geographical regions underpinned by the strength of the client franchise. Net income increased 23% (GBP776m) to GBP4,143m (2006: GBP3,367m). Absa Capital delivered a very strong growth in profit before tax of 49% to GBP67m (2006: GBP45m) in the first half of 2007, despite a 20% depreciation in the Rand against Sterling.

Income increased 21% (GBP716m) to GBP4,153m (2006: GBP3,437m) as a result of very strong growth in commodity, credit, equity, emerging market, mortgage and currency asset classes. Income grew in all geographical regions. Average DVaR increased 9% to GBP39.3m (2006: GBP36.2m).

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 21% (GBP623m) to GBP3,534m (2006: GBP2,911m).

Net trading income increased 29% (GBP622m) to GBP2,761m (2006: GBP2,139m) with strong contributions across the Rates and Credit businesses, particularly fixed income, commodities, equity derivatives, structured credit and credit derivatives. There was very strong growth in primary bonds, emerging markets, mortgage backed securities and credit trading. Net investment income decreased 26% (GBP71m) to GBP206m (2006: GBP277m) due to lower investment realisations primarily in private equity and structured capital markets. Net interest income increased 15% (GBP72m) to GBP567m (2006: GBP495m) driven by higher contributions from money markets and the credit portfolio. Corporate lending increased 7% to GBP44.5bn (31st December 2006: GBP40.6bn).

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 19% (GBP98m) to GBP614m (2006: GBP516m). This reflected higher volumes and continued market share gains in a number of key markets.

Impairment charges of GBP10m (2006: GBP70m) reflected the stable wholesale credit environment and recoveries in the period. The prior year included non credit-related impairment charges on available for sale assets of GBP83m.

Operating expenses increased 17% (GBP362m) to GBP2,483m (2006: GBP2,121m), largely driven by incremental performance related costs. The cost:net income ratio improved three percentage points to 60% (2006: 63%) and the compensation cost to net income ratio improved to 47% (2006: 49%). Barclays Capital has maintained its cost base flexibility with performance related pay, discretionary investment spend and short term contractor resources representing 54% (2006:
54%) of the cost base. Amortisation of intangible assets of GBP30m (2006: GBP1m) principally relates to mortgage service rights.

Total headcount increased 2,500 during the first half of 2007 to 15,700 (31st December 2006: 13,200) and included 1,400 from the acquisition of EquiFirst completed on 30th March 2007. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.


Barclays Global Investors

                                                       Half-year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest (expense)/income                     (2)            3             7
Net fee and commission income                    940           814           837
                                            --------      --------      --------
Net trading income                                 1             1             1
Net investment income                              3             2             -
                                            --------      --------      --------
Principal transactions                             4             3             1
Other income                                       1             -             -
                                            --------      --------      --------
Total income                                     943           820           845
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                            (551)         (467)         (479)
Amortisation of intangible assets                 (4)           (3)           (2)
                                            --------      --------      --------
Operating expenses                              (555)         (470)         (481)
                                            --------      --------      --------
Profit before tax                                388           350           364
                                            --------      --------      --------

Cost:income ratio                                59%           57%           57%
Average income generated per member of
staff ('000)                                  GBP325        GBP306        GBP360

Return on average economic capital              238%          202%          260%

Economic profit                              GBP210m       GBP181m       GBP195m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Total assets                               GBP90.4bn     GBP80.5bn     GBP77.3bn
Risk weighted assets                        GBP1.6bn      GBP1.4bn      GBP1.4bn

Key Facts

Assets under management(GBP):             GBP1,003bn      GBP927bn      GBP877bn
                                            --------      --------      --------
-indexed                                    GBP589bn      GBP566bn      GBP554bn
-iShares                                    GBP179bn      GBP147bn      GBP124bn
-active                                     GBP235bn      GBP214bn      GBP199bn
                                            --------      --------      --------
Net new assets in period (GBP)               GBP25bn       GBP20bn       GBP17bn
Assets under management(US$):             US$2,013bn    US$1,814bn    US$1,623bn
                                            --------      --------      --------
-indexed                                  US$1,183bn    US$1,108bn    US$1,024bn
-iShares                                    US$359bn      US$287bn      US$230bn
-active                                     US$471bn      US$419bn      US$369bn
                                            --------      --------      --------
Net new assets in period (US$)               US$50bn       US$38bn       US$30bn
Number of iShares products                       294           191           164
Number of institutional clients                3,000         2,900         2,800



Barclays Global Investors delivered good growth in profit before tax, which increased 7% (GBP24m) to GBP388m (2006: GBP364m). Very strong US Dollar income and profit growth was partially offset by the depreciation in the US Dollar. The growth was broadly based across products, distribution channels and geographies.

Net fee and commission income improved 12% (GBP103m) to GBP940m (2006: GBP837m). This growth was primarily attributable to increased management fees, particularly in the iShares and active businesses, and securities lending. Incentive fees increased 2% (GBP2m) to GBP109m (2006: GBP107m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 15% (GBP74m) to GBP555m (2006: GBP481m) as a result of significant investment in key growth initiatives and ongoing investment in product development and infrastructure. The cost:income ratio rose two percentage points to 59% (2006: 57%).

Headcount increased 400 to 3,100 (31st December 2006: 2,700). Headcount increased in all geographical regions and across product groups and the support functions, reflecting continued investment to support further growth.

Total assets under management increased 8% (GBP76bn) to GBP1,003bn (31st December2006: GBP927bn) including net new inflows of GBP25bn and GBP12bn attributable to the acquisition of Indexchange Investment AG (Indexchange). The positive market move impact of GBP57bn was partially offset by GBP18bn of adverse exchange rate movements. In US$ terms assets under management increased by US$199bn to US$2,013bn (31st December 2006: US$1,814bn), comprising US$50bn of net new assets, US$23bn attributable to acquisition of Indexchange, US$115bn of favourable market movements and US$11bn of positive exchange rate movements.

The acquisition of Indexchange, a European exchange traded funds business, completed on 8th February 2007.



Barclays Wealth
                                                       Half-year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                              205           200           192
Net fee and commission income                    359           329           345
                                            --------      --------      --------
Net trading income                                 7             1             1
Net investment income                             59           130            24
                                            --------      --------      --------
Principal transactions                            66           131            25
Net premium from insurance contracts             100           117            93
Other income                                       9            11             5
                                            --------      --------      --------
Total income                                     739           788           660
Net claims and benefits from insurance
contracts                                       (104)         (206)          (82)
                                            --------      --------      --------
Total Income net of insurance claims             635           582           578
Impairment charges                                (2)           (1)           (1)
                                            --------      --------      --------
Net income                                       633           581           577
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                            (458)         (463)         (446)
Amortisation of intangible assets                 (2)           (2)           (2)
                                            --------      --------      --------
Operating expenses                              (460)         (465)         (448)
                                            --------      --------      --------
Profit before tax                                173           116           129
                                            --------      --------      --------

Cost:income ratio                                72%           80%           78%

Risk Tendency                                 GBP10m        GBP10m         GBP10m
Return on average economic capital               56%           30%           51%

Average net income per member of staff
('000)                                         GBP94         GBP89         GBP92

Economic profit                              GBP114m        GBP43m        GBP87m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Customer accounts                          GBP30.9bn     GBP28.3bn     GBP28.0bn
Loans and advances to customers             GBP7.1bn      GBP6.2bn      GBP5.5bn
Total assets                               GBP16.7bn     GBP15.0bn     GBP14.2bn
Risk weighted assets                        GBP6.9bn      GBP6.1bn      GBP5.2bn

Key Facts

Total client assets                       GBP126.8bn    GBP116.1bn    GBP105.9bn


Barclays Wealth profit before tax showed very strong growth of 34% (GBP44m) to GBP173m (2006: GBP129m). Performance was driven by broadly based income growth, favourable market conditions, reduced redress costs and tight cost control. This was partially offset by additional volume related costs and increased investment in people and infrastructure to support future growth.

Income increased 10% (GBP57m) to GBP635m (2006: GBP578m).

Net interest income increased 7% (GBP13m) to GBP205m (2006: GBP192m) reflecting growth in both customer deposits and customer lending. Average deposits grew 6% to GBP29.1bn (2006: GBP27.5bn). Average lending grew 23% to GBP6.5bn (2006:
GBP5.3bn) driven by increased lending to private banking and intermediary clients. Deposit margins were stable at 1.08% whilst asset margins increased to 1.12% (2006: 1.07%).

Net fee and commission income grew 4% (GBP14m) to GBP359m (2006: GBP345m). This reflected growth in client assets and higher transactional income, including increased sales of investment products to affluent and high net worth clients.

Principal transactions increased to GBP66m (2006: GBP25m) driven by a significant increase in the value of the unit linked insurance contracts largely offset by a GBP22m increase in net claims and benefits on insurance contracts to GBP104m (2006: GBP82m).

Operating expenses increased 3% to GBP460m (2006: GBP448m) with greater volume related and investment costs partially offset by efficiency gains and lower customer redress costs of GBP18m (2006: GBP34m). Ongoing investment costs included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved six percentage points to 72% (2006: 78%).

Total client assets, comprising customer deposits and client investments, increased 20% (GBP20.9bn) to GBP126.8bn (2006: GBP105.9bn) reflecting strong net new asset inflows, favourable market conditions and the acquisition of Walbrook, an independent fiduciary services company, which completed on 18th May 2007.


Head office functions and other operations

                                                       Half-year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Net interest income                                5            72             8
Net fee and commission income                   (194)         (176)         (183)
                                            --------      --------      --------
Net trading income/(loss)                         20           (15)           55
Net investment income                              1             8            (6)
                                            --------      --------      --------
Principal transactions                            21            (7)           49
Net premiums from insurance contracts             72           104            93
Other income                                      16            29            10
                                            --------      --------      --------
Total income                                     (80)           22           (23)
Impairment (charges)/releases                    (11)           35           (24)
                                            --------      --------      --------
Net income                                       (91)           57           (47)
                                            --------      --------      --------
Operating expenses excluding amortisation
of intangible assets                            (112)         (153)         (106)
Amortisation of intangible assets                 (4)           (6)           (4)
                                            --------      --------      --------
Operating expenses                              (116)         (159)         (110)
                                            --------      --------      --------
Loss before tax                                 (207)         (102)         (157)
                                            --------      --------      --------

Risk Tendency                                  GBP5m        GBP10m        GBP25m

                                                             As at
                                            30.06.07      31.12.06      30.06.06
Total assets                                GBP5.4bn      GBP7.1bn      GBP9.3bn
Risk weighted assets                        GBP1.5bn      GBP1.9bn      GBP3.4bn


Head office functions and other operations loss before tax increased GBP50m to GBP207m (2006: loss GBP157m).

Net interest income fell GBP3m to GBP5m (2006: GBP8m) and included the cost of hedging the foreign exchange risk on the Group's equity investment in Absa, which amounted to GBP42m (2006: GBP39m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm's length basis. Adjustments necessary to eliminate the inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment  adjustments increased GBP28m to GBP109m (2006:
GBP81m). These adjustments related to internal fees for structured capital market activities of GBP79m (2006: GBP41m) and fees paid to Barclays Capital for capital raising and risk management advice of GBP18m (2006: GBP8m), both of which reduced net fee and commission income in Head Office. The impact on the inter-segment adjustments of the timing of the recognition of insurance commissions included in Barclaycard and UK Retail was a reduction in Head Office income of GBP17m (2006: GBP35m). This net reduction was reflected in a decrease in net fee and commission income of GBP89m (2006: GBP128m) and an increase in net premium income of GBP72m (2006: GBP93m).

Principal transactions decreased GBP28m to GBP21m (2006: GBP49m). 2007 included a profit of GBP2m (2006: GBP59m) in respect of the economic hedge of the translation exposure arising from Absa foreign currency earnings.

The impairment charge fell GBP13m to GBP11m (2006: GBP24m).

Operating expenses increased GBP6m to GBP116m (2006: GBP110m).


                    RESULTS BY NATURE OF INCOME AND EXPENSE

Net interest income

                                                       Half Year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Cash and balances with central banks              12             9             7
Financial investments                          1,444         1,405         1,406
Loans and advances to banks                      608           455           523
Loans and advances to customers                9,054         8,407         7,883
Other                                            919           985           725
                                            --------      --------      --------
Interest income                               12,037        11,261        10,544
                                            --------      --------      --------

Deposits from banks                           (1,471)       (1,556)       (1,263)
Customer accounts                             (1,902)       (1,232)       (1,844)
Debt securities in issue                      (2,994)       (2,894)       (2,388)
Subordinated liabilities                        (398)         (437)         (340)
Other                                           (683)         (403)         (305)
                                            --------      --------      --------
Interest expense                              (7,448)       (6,522)       (6,140)
                                            --------      --------      --------
Net interest income                            4,589         4,739         4,404
                                            --------      --------      --------


Group net interest income increased 4% (GBP185m) to GBP4,589m (2006: GBP4,404m) reflecting balance sheet growth across a number of businesses.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to GBP126m expense (2006: GBP47m income), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes GBP53m (2006: GBP48m) accrued on impaired loans.


Business margins
                                                         Half Year ended
                                              30.06.07      31.12.06      30.06.06
                                                     %             %             %
UK Retail Banking assets                          1.20          1.28          1.35
UK Retail Banking liabilities                     2.15          2.08          2.01
UK Business Banking assets                        1.85          1.98          1.86
UK Business Banking liabilities                   1.50          1.48          1.44
Barclaycard assets                                6.87          6.96          7.32
International Retail and Commercial
Banking-ex Absa assets                            1.25          1.34          1.24
International Retail and Commercial Banking -
ex Absa liabilities                               1.82          1.99          2.12
International Retail and Commercial
Banking-Absa assets(1)                            2.85          2.94          3.10
International Retail and Commercial
Banking-Absa liabilities(1)                       2.94          2.41          2.23
Barclays Wealth assets                            1.12          1.08          1.07
Barclays Wealth liabilities                       1.08          1.12          1.08


Average balances
                                                         Half Year ended
                                              30.06.07      31.12.06      30.06.06
                                                  GBPm          GBPm          GBPm
UK Retail Banking assets                        76,747        74,057        73,128
UK Retail Banking liabilities                   80,213        78,120        74,876
UK Business Banking assets                      52,327        52,933        51,103
UK Business Banking liabilities                 46,492        46,007        43,671
Barclaycard assets                              18,761        18,427        17,408
International Retail and Commercial
Banking-ex Absa assets                          30,903        28,341        26,046
International Retail and Commercial
Banking-ex Absa liabilities                     11,673        11,044         9,862
International Retail and Commercial
Banking-Absa assets(1)                          24,832        23,414        24,228
International Retail and Commercial
Banking-Absa liabilities(1)                     11,229        11,973        13,454
Barclays Wealth assets                           6,458         5,816         5,270
Barclays Wealth liabilities                     29,140        27,964        27,523



(1) International Retail and Commercial Banking - Absa assets and liabilities business margins, average balances and business net interest income for the half year ended 30th June 2006 and the half year ended 31st December 2006 have been restated on a consistent basis to reflect changes in methodology

Business net interest income
                                                        Half Year ended
                                             30.06.07      31.12.06      30.06.06
                                                 GBPm          GBPm          GBPm
UK Retail Banking assets                          456           479           491
UK Retail Banking liabilities                     854           819           747
UK Business Banking assets                        480           527           471
UK Business Banking liabilities                   345           343           312
Barclaycard assets                                640           646           632
International Retail and Commercial Banking
- ex Absa assets                                  192           190           160
International Retail and Commercial Banking
- ex Absa liabilities                             105           110           106
International Retail and Commercial
Banking-Absa assets(1)                            351           347           373
International Retail and Commercial
Banking-Absa liabilities(1)                       164           145           149
Barclays Wealth assets                             36            32            28
Barclays Wealth liabilities                       156           158           148
                                             --------      --------      --------
Business net interest income                    3,779         3,796         3,617
                                             --------      --------      --------


Reconciliation of business interest income to Group net interest income

                                                        Half Year ended
                                             30.06.07      31.12.06      30.06.06
                                                 GBPm          GBPm          GBPm
Business net interest income                    3,779         3,796         3,617
Other:
- Barclays Capital                                567           663           495
- Barclays Global Investors                        (2)            3             7
- Other                                           245           277           285
                                             --------      --------      --------
Group net interest income                       4,589         4,739         4,404
                                             --------      --------      --------

Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives. The benefit of capital attributed to these businesses is excluded from the calculation of business margins and business net interest income.

Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to the benefit of capital excluded from the business margin calculation, Head office functions and other operations and net funding on non-customer assets and liabilities.

(1) International Retail and Commercial Banking - Absa assets and liabilities business margins, average balances and business net interest income for the half year ended 30th June 2006 and the half year ended 31st December 2006 have been restated on a consistent basis to reflect changes in methodology

UK Retail Banking assets margin decreased 15 basis points to 1.20% (2006: 1.35%) principally due to the increased flow of new mortgages at prevailing market rates. UK Retail Banking liabilities margin increased 14 basis points to 2.15% (2006: 2.01%) due to pricing initiatives.

UK Business Banking assets margin remained broadly stable at 1.85% (2006:1.86%). UK Business Banking liabilities margin increased 6 basis points to 1.50% (2006:
1.44%).

Barclaycard assets margin decreased 45 basis points to 6.87% (2006: 7.32%) due to a change in the product mix with a higher proportion of secured lending.

International Retail and Commercial Banking - excluding Absa assets margin of 1.25% (2006: 1.24%) was broadly stable. International Retail and Commercial Banking - excluding Absa liabilities margin decreased 30 basis points to 1.82% (2006: 2.12%) primarily driven by margin compression in Emerging Markets.

International Retail and Commercial Banking - Absa assets margin decreased 25 basis points to 2.85% (2006: 3.10%) due to increased competition, increases in interest rates and changes in the product mix. The liabilities margin increased 71 basis points to 2.94% (2006: 2.23%) driven by a re-pricing of customer deposits.

Barclays  Wealth assets margin  increased 5 basis points to 1.12% (2006:  1.07%)
reflecting  a  slight  strengthening  of  margins  across  the  portfolio.   The
liabilities margin was stable at 1.08%.


Net fee and commission income

                                                 Half Year ended
                                       30.06.07     31.12.06     30.06.06
                                           GBPm         GBPm         GBPm
Fee and commission income                 4,292        3,928        4,077
Fee and commission expense                 (480)        (403)        (425)
                                       ---------    ---------    ---------
Net fee and commission income             3,812        3,525        3,652
                                      ---------    ---------    ---------

Net fee and  commission  income  increased  4%  (GBP160m)  to  GBP3,812m  (2006:
GBP3,652m) with the increase spread across a number of businesses including UK Retail Banking, UK Business Banking, Barclays Capital and Barclays Global Investors.

Fee and commission income rose 5% (GBP215m) to GBP4,292m (2006: GBP4,077m) reflecting good growth in current account income in UK Retail Banking and strong growth in lending fees, syndication fees and transaction related income in UK Business Banking. Fee income in Barclays Capital increased due to higher volumes and continued market share gains in a number of key markets whilst Barclays
Global Investors fee income grew as a result of increased management fees particularly in iShares and active businesses.

Fee and commission expense increased 13% (GBP55m) to GBP480m (2006: GBP425m) largely reflecting increases in Barclays Capital arising from higher volumes.

Total foreign exchange income was GBP477m (2006: GBP457m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by individual businesses is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within principal transactions.


Principal transactions

                                                      Half Year ended
                                           30.06.07      31.12.06      30.06.06
                                               GBPm          GBPm          GBPm
Rates related business                        2,002         1,212         1,636
Credit related business                         809           201           565
                                           --------      --------      --------
Net trading income                            2,811         1,413         2,201
                                           --------      --------      --------

Cumulative gain from disposal of available
for sale assets                                 159           187           120
Dividend income                                  18            (3)           18
Net income from financial instruments           102           361            86
designated at fair value
Other investment income                         117            43           150
                                           --------      --------      --------
Net investment income                           396           588           374
                                           --------      --------      --------
Principal transactions                        3,207         2,001         2,575
                                           --------      --------      --------

The majority of the Group's trading income is generated in Barclays Capital.

Net trading income increased 28% (GBP610m) to GBP2,811m (2006: GBP2,201m) due to excellent performances in Barclays Capital Rates and Credit businesses particularly fixed income, commodities, equity derivatives, structured credit and credit derivatives. There was very strong growth in primary bonds, emerging markets, mortgage backed securities and credit trading.

Net investment income increased 6% (GBP22m) to GBP396m (2006: GBP374m).

The cumulative gain from disposal of available for sale assets increased 33% (GBP39m) to GBP159m (2006: GBP120m) reflecting profits realised on the sale of investments partially offset by lower equity realisations primarily in private equity and structured capital markets.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed GBP83m (2006: GBP46m).


Net premiums from insurance contracts


                                                      Half Year ended
                                           30.06.07      31.12.06      30.06.06
                                               GBPm          GBPm          GBPm
Gross premiums from insurance contracts         465           572           536
Premiums ceded to reinsurers                    (23)          (22)          (26)
                                           --------      --------      --------
Net premiums from insurance contracts           442           550           510
                                           --------      --------      --------

Net premiums from insurance contracts decreased 13% (GBP68m) to GBP442m (2006:
GBP510m), primarily due to lower customer take up of loan protection insurance.

Other income

                                                     Half Year ended
                                          30.06.07      31.12.06      30.06.06
                                              GBPm          GBPm          GBPm
Increase/(decrease) in fair value of
assets held in respect of linked
liabilities to customers under
investment contracts                         2,810        10,377        (2,960)
(Increase)/decrease in liabilities to
customers under investment contracts        (2,810)      (10,377)        2,960
Property rentals                                27            27            28
Loss on part disposal of Monument credit
card portfolio                                 (27)            -             -
Other                                          100           126            33
                                          --------      --------      --------
Other income                                   100           153            61
                                          --------      --------      --------

Certain asset management products offered to institutional clients by Barclays
Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

Net claims and benefits paid on insurance contracts

                                                     Half Year ended
                                          30.06.07      31.12.06      30.06.06
                                            GBPm            GBPm          GBPm
Gross claims and benefits incurred on
insurance contracts                            254           353           235
Reinsurers' share of claims incurred            (6)          (11)           (2)
                                          --------      --------      --------
Net claims and benefits incurred on
insurance contracts                            248           342           233
                                          --------      --------      --------

Impairment charges

                                                            Half Year ended
                                                 30.06.07      31.12.06      30.06.06
Impairment charges on loans and advances             GBPm          GBPm          GBPm
- New and increased impairment allowances           1,223         1,465         1,257
- Releases                                           (136)         (238)         (151)
- Recoveries                                         (124)         (134)         (125)
                                                ---------     ---------     ---------
Impairment charges on loans and advances
(see note 5)                                          963         1,093           981

Other credit provisions
(Credits)/charges for the year in respect of
provision for undrawn contractually committed
facilities and guarantees provided                     (4)            1            (7)
                                                ---------     ---------     ---------
Impairment charges on loans and advances and
other credit provisions                               959         1,094           974

Impairment charges on available for sale
assets                                                  -             3            83
                                                ---------     ---------     ---------
Total impairment charges                              959         1,097         1,057
                                                ---------     ---------     ---------


Total impairment charges decreased 9% (GBP98m) to GBP959m (2006: GBP1,057m).

Impairment charges on loans and advances and other credit provisions

Impairment charges on loans and advances and other credit provisions decreased 2% (GBP15m) to GBP959m (2006: GBP974m). In retail sectors this reflected a decrease in flows into delinquency and arrears balances across UK cards and unsecured loans; and some increase in impairment following book growth in international portfolios. UK mortgage impairment remained negligible. In addition, the wholesale credit environment remained stable with continued low levels of default.

Impairment charges on loans and advances and other credit provisions as a percentage of total loans and advances fell to 0.52% (2006: 0.61%) as total loans and advances grew by 14% to GBP367,711m (2006: GBP320,831m).

Retail impairment charges on loans and advances and other credit provisions fell 5% (GBP39m) to GBP800m (2006: GBP839m). As a result, retail impairment charges as a percentage of period end total loans and advances of GBP147,730m (2006:
GBP134,534m) improved to 1.08% (2006: 1.25%). We made changes to our methodologies as part of efforts to standardise our impairment approach in anticipation of Basel II.

In the UK retail businesses, high debt levels and changing social attitudes to bankruptcy have, until recently, led to sustained growth in personal insolvency. This growth has now slowed but rising interest rates meant that household cashflows remained under pressure. In UK cards and unsecured loans, improvements in new customer quality and earlier customer intervention helped cut flows into delinquency while arrears balances trended downwards since the third quarter of last year. In UK cards, these trends continued to drive down charge-offs. UK unsecured loans showed positive delinquency flow trends, although charge-offs have not yet fallen from last year's levels.

In UK Home Finance, mortgage delinquencies as a percentage of outstandings remained stable and amounts charged off were low, with the result that there was a small release to impairment. The impairment charge in Barclaycard UK secured lending increased sharply in the second half of 2006 reflecting very strong book growth and stricter criteria for management of early cycle delinquency. The impairment charge in the first half of 2007 was consistent with the second half of 2006 and Risk Tendency was broadly stable.

The impairment charge in the international card portfolios increased, from a low base, as the balance sheet grew strongly in 2006 and the first half of 2007.

Arrears in some of Absa's key retail portfolios deteriorated in 2007, driven by interest rate increases in 2006 and 2007 and pressure on collections. Action has been taken to reduce some of the higher risk customer balances.

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions increased 12% (GBP17m) to GBP159m (2006:
GBP142m). Wholesale and corporate impairment charges as a percentage of period end total loans and advances of GBP219,981m (2006: GBP186,297m) was broadly stable at 0.14% (2006: 0.15%).

Impairment on available for sale assets

In 2006, there was an impairment charge related to losses on assets in the available for sale portfolio. There has been no corresponding charge in the first half of 2007.


Operating expenses

                                                    Half Year ended
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
Staff costs (refer to page 52)              4,581         4,022         4,147
Administrative expenses                     1,893         2,064         1,916
Depreciation                                  227           248           207
Impairment loss - property and equipment        -             8             6
     - intangible assets                        2             7             -
Operating lease rentals                       204           177           168
Gain on property disposals                   (147)         (194)         (238)
Amortisation of intangible assets              87            73            63
                                         --------      --------      --------
Operating expenses                          6,847         6,405         6,269
                                         --------      --------      --------


Operating expenses grew 9% (GBP578m) to GBP6,847m (2006: GBP6,269m). The increase was driven by growth of 10% (GBP434m) in staff costs to GBP4,581m (2006: GBP4,147m).

Administrative   expenses  fell  1%  (GBP23m)  to  GBP1,893m  (2006:  GBP1,916m)
reflecting tight cost control across all businesses.

Operating lease rentals increased 21% (GBP36m) to GBP204m (2006: GBP168m), primarily due to increased levels of property held under operating leases.

Operating expenses were reduced by gains from the sale of property of GBP147m (2006: GBP238m) as the Group continued the sale and leaseback of its freehold portfolio which was substantially reinvested in the business.

Amortisation  of  intangible  assets  increased  38%  (GBP24m) to GBP87m  (2006:
GBP63m) primarily reflecting the amortisation of mortgage servicing rights relating to the acquisition of HomEq in November 2006.

The Group cost:income ratio increased one percentage point to 58% (2006: 57%). The Group cost:net income ratio was 63% (2006: 63%).


Staff costs

                                           30.06.07   31.12.06   30.06.06
                                               GBPm       GBPm       GBPm
Salaries and accrued incentive payments       3,856      3,271      3,364
Social security costs                           301        210        292
Pension costs
   - defined contribution plans                  71         73         55
   - defined benefit plans                       77        140        142
Other post retirement benefits                   12         15         15
Other                                           264        313        279
                                           --------   --------   --------
Staff costs                                   4,581      4,022      4,147
                                           --------   --------   --------

Staff costs increased 10% (GBP434m) to GBP4,581m (2006: GBP4,147m).

Salaries and accrued  incentive  payments rose 15% (GBP492m) to GBP3,856m (2006:
GBP3,364m), largely reflecting incremental performance related costs in Barclays Capital associated with strong results.

Defined benefit plans pension costs have decreased 46% (GBP65m) to GBP77m (2006:
GBP142m). This has been caused by changed assumptions leading to falling service costs and an increase in the expected return on scheme assets.


Staff numbers

                                                           As at
                                           30.06.07      31.12.06      30.06.06
UK Banking                                   41,700        42,600        42,900
                                          ---------      --------      --------
UK Retail Banking                            33,900        34,500        35,000
UK Business Banking                           7,800         8,100         7,900
                                          ---------      --------      --------
Barclaycard                                   8,300         8,500         8,300
International Retail and Commercial
Banking                                      50,800        47,800        46,800
                                          ---------      --------      --------
International Retail and Commercial
Banking-ex Absa                              16,800        13,900        13,100
International Retail and Commercial
Banking-Absa                                 34,000        33,900        33,700
                                          ---------      --------      --------
Barclays Capital                             15,700        13,200        10,500
Barclays Global Investors                     3,100         2,700         2,400
Barclays Wealth                               6,900         6,600         6,400
Head office functions and other operations    1,200         1,200         1,000
                                          ---------      --------      --------
Total Group permanent and fixed term
contract staff worldwide                    127,700       122,600       118,300

Agency staff worldwide                       15,000         9,100         8,700
                                          ---------      --------      --------
Total including agency staff                142,700       131,700       127,000
                                          ---------      --------      --------

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 61,700 (31st December 2006: 62,400) in the UK and 66,000 (31st December 2006: 60,200) internationally.

UK Banking staff numbers decreased 900 to 41,700 (31st December 2006: 42,600), primarily due to reductions in back office operations.

Barclaycard staff numbers decreased 200 to 8,300 (31st December 2006: 8,500), due to the sale of part of the Monument card portfolio, partially offset by an increase in the International cards businesses.

International Retail and Commercial Banking staff numbers increased 3,000 to 50,800 (31st December 2006: 47,800). International Retail and Commercial Banking
- excluding  Absa staff numbers  increased  2,900 to 16,800 (31st December 2006:
13,900) due to growth in the distribution network in Emerging Markets and Western Europe. International Retail and Commercial Banking - Absa staff numbers increased 100 to 34,000 (31st December 2006: 33,900), reflecting continued growth in the business.

Barclays Capital staff numbers increased 2,500 during 2007 to 15,700 (31st December 2006:13,200) including 1,400 from the acquisition of EquiFirst. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Barclays Global Investors staff numbers increased 400 to 3,100 (31st December 2006: 2,700) spread across regions, product groups and support functions, reflecting continued investment to support strategic initiatives.

Barclays Wealth staff numbers increased 300 to 6,900 (31st December 2006: 6,600) principally due to the acquisition of Walbrook.

Head office functions and other operations staff numbers remained stable at 1,200.

Agency staff numbers rose 5,900 to 15,000 (31st December 2006: 9,100) due to the additional sales agents engaged in retail banking activities across Emerging Markets, particularly in India, to support the continued growth of international business.


Share of post-tax results of associates and joint ventures

                                                       Half Year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Profit from associates                             3            24            29
(Loss)/profit from joint ventures                 (3)           (8)            1
                                            --------      --------      --------
Share of post-tax results of associates
and joint ventures                                 -            16            30
                                            --------      --------      --------


The share of post-tax results of associates and joint ventures decreased GBP30m to GBPnil (2006: GBP30m), principally due to the sale of the Group's interest in FirstCaribbean International Bank, which completed on 22nd December 2006.

Profit on disposal of subsidiaries, associates and joint ventures

                                                       Half Year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Profit on disposal of subsidiaries,
associates and joint ventures                      5           323             -
                                            --------      --------      --------


The profit on disposal in the first half of 2007 relates mainly to the partial disposal of the Group's shareholding in Gabetti Property Solutions.

Tax

The tax charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2007 (2006: 30%). The effective rate of tax for the first half of 2007, based on profit before tax, was 28.2% (2006: 29.2%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, non-taxable gains and income and adjustments to prior year tax provisions. The forthcoming change in the UK mainstream rate of corporation tax from 30% to 28% on 1st April 2008 has led to an additional tax charge in 2007 as a result of its effect on the Group's net deferred tax asset. The effective tax rate for this interim period is marginally higher than the 2006 full year rate, principally because there was, in 2006, a higher level of profit on disposals of subsidiaries, associates and joint ventures offset by losses or exemptions. The tax charge for the first half of the year includes GBP706m (2006: GBP640m) arising in the UK and GBP452m (2006: GBP432m) arising overseas.


Profit attributable to minority interests

                                                    Half Year ended
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
Absa Group Limited                            129           140           122
Preference shares                              90            90            85
Reserve capital instruments                    44            45            47
Upper tier 2 instruments                        8             8             7
Barclays Global Investors minority             22            21            26
interests
Other minority interests                       16            26             7
                                         --------      --------      --------
Profit attributable to minority
interests                                     309           330           294
                                         --------      --------      --------


Earnings per share

                                                    Half Year ended
                                          30.06.07      31.12.06      30.06.06

Profit attributable to equity holders of
the parent                               GBP2,634m     GBP2,264m     GBP2,307m
Dilutive impact of convertible options     (GBP13m)      (GBP17m)      (GBP17m)
                                          --------      --------      --------
Profit attributable to equity holders of
the parent including dilutive impact of
convertible options                      GBP2,621m     GBP2,247m     GBP2,290m

Basic weighted average number of shares
in issue                                    6,356m        6,360m        6,353m
Number of potential ordinary shares(1)        178m          152m          177m
                                          --------      --------      --------
Diluted weighted average number of
shares                                      6,534m        6,512m        6,530m
                                          --------      --------      --------

                                                 p             p             p
Basic earnings per ordinary share             41.4          35.6          36.3

Diluted earnings per ordinary share           40.1          34.5          35.1


The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts, currently not vested and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts currently not vested and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 178 million (2006: 177 million).


(1) Potential ordinary shares reflect the dilutive impact of share options outstanding.


Dividends on ordinary shares

The Board has decided to pay, on 1st October 2007, an interim dividend for the year ended 31st December 2007 of 11.5p per ordinary share for shares registered in the books of the Company at the close of business on 17th August 2007. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2007-2008 UK tax year in mid-October 2007.

The amount payable for the 2007 interim dividend based on the number of shares outstanding at 30th June 2007 would be GBP731m (half-year ended 31st December 2006: GBP1,311m; half-year ended 30th June 2006: GBP666m). This amount does not include the effects of the share subscriptions and share buy back programme described in the Recent developments section on page 74. This amount also excludes GBP22m payable on own shares held by employee benefit trusts (half-year ended 31st December 2006: GBP30m; half-year ended 30th June 2006: GBP18m).

For qualifying US and Canadian resident ADR holders, the interim dividend of 11.5p per ordinary share becomes 46p per ADS (representing four shares). The ADR depositary will mail the dividend on 1st October 2007 to ADR holders on the record on 17th August 2007.

For qualifying Japanese shareholders, the final dividend of 11.5p per ordinary share will be distributed in mid-October to shareholders on the record on 17th August 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 7th September 2007 for it to be effective in time for the payment of the interim dividend on 1st October 2007. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.


                                  BARCLAYS PLC

                ANALYSIS OF AMOUNTS INCLUDED IN THE BALANCE SHEET

Capital resources
                                                       As at
                                       30.06.07      31.12.06      30.06.06
                                           GBPm          GBPm          GBPm
Shareholders' equity excluding
minority interests                       20,973        19,799        17,988
                                       --------      --------      --------
Preference shares                         3,431         3,414         3,435
Reserve capital instruments               1,921         1,906         1,922
Upper tier 2 instruments                    586           586           586
Absa minority interests                   1,541         1,451         1,397
Other minority interests                    269           234           211
                                       --------      --------      --------
Minority interests                        7,748         7,591         7,551
                                       --------      --------      --------
Total shareholders' equity               28,721        27,390        25,539
Subordinated liabilities                 15,067        13,786        13,629
                                       --------      --------      --------
Total capital resources                  43,788        41,176        39,168
                                       --------      --------      --------

The authorised  share capital of Barclays PLC was GBP2,500m (31st December 2006:
GBP2,500m) comprising 9,996 million (31st December 2006: 9,996 million) ordinary shares of 25p each and 1 million (31st December 2006: 1 million) staff shares of GBP1 each. Called up share capital comprises 6,545 million (31st December 2006:
6,535 million) ordinary shares of 25p each and 1 million (31st December 2006: 1 million) staff shares of GBP1 each.

Total capital resources  increased  GBP2,612m to GBP43,788m (31st December 2006:
GBP41,176m).

Shareholders' equity excluding minority interests increased GBP1,174m since 31st December 2006. The increase reflected profits attributable to equity holders of the parent of GBP2,634m, increases in share capital and share premium of GBP44m and increases in available for sale reserves of GBP106m. Offsetting these movements were dividends paid of GBP1,311m, decreases in the cash flow hedging reserves of GBP177m, a GBP43m decrease due to changes in treasury and Employee Share Ownership Plan shares, a GBP48m decrease in the currency translation reserve and other decreases in retained reserves of GBP31m.

Subordinated liabilities have increased GBP1,281m to GBP15,067m (31st December 2006: GBP13,786m). This increase is driven by capital issuances of GBP2,400m, partially offset by redemptions of GBP670m, a decrease to the adjustment associated with fair value hedge arrangements of GBP344m, a decrease of GBP124m relating to movements in exchange rates.

Minority   interests   increased  GBP157m  to  GBP7,748m  (31st  December  2006:
GBP7,591m).

Capital ratios

Risk weighted assets and capital resources, as defined for regulatory purposes by the FSA, comprised:

                                                          As at
Risk weighted assets:                     30.06.07      31.12.06      30.06.06
Banking book                                  GBPm          GBPm          GBPm
On-balance sheet                           202,835       197,979       190,979
Off-balance sheet                           33,748        33,821        33,010
Associated undertakings and joint
ventures(1)                                  1,075         2,072         6,351
                                          --------      --------      --------
Total banking book                         237,658       233,872       230,340
                                          --------      --------      --------

Trading book
Market risks                                33,811        30,291        27,477
Counterparty and settlement risks           46,574        33,670        33,107
                                          --------      --------      --------
Total trading book                          80,385        63,961        60,584
                                          --------      --------      --------
Total risk weighted assets                 318,043       297,833       290,924
                                          --------      --------      --------

Capital resources:
Tier 1
Called up share capital                      1,637         1,634         1,628
Eligible reserves                           21,323        19,608        18,061
Minority interests(2)                        8,405         7,899         7,629
Tier 1 notes(3)                                887           909           941
Less: intangible assets                     (7,757)       (7,045)       (7,242)
Less: deductions from Tier 1 capital(4)        (26)            -             -
                                          --------      --------      --------
Total qualifying Tier 1 capital             24,469        23,005        21,017
                                          --------      --------      --------

Tier 2
Revaluation reserves                            24            25            25
Available for sale-equity gains                440           221           188
Collectively assessed impairment             2,527         2,556         2,593
allowances
Minority Interests                             441           451           479
Qualifying subordinated liabilities(5)
Undated loan capital                         3,174         3,180         3,200
Dated loan capital                           8,626         7,603         8,157
Less: deductions from Tier 2 capital(4)        (26)            -             -
                                          --------      --------      --------
Total qualifying Tier 2 capital             15,206        14,036        14,642
                                          --------      --------      --------

Less: Regulatory deductions:
Investments not consolidated for
regulatory purposes                           (947)         (982)         (946)
Other deductions                            (1,276)       (1,348)         (998)
                                          --------      --------      --------
                                            (2,223)       (2,330)       (1,944)
                                          --------      --------      --------
Total net capital resources                 37,452        34,711        33,715
                                          --------      --------      --------

Equity Tier 1 ratio                           5.3%          5.3%          4.9%
Tier 1 ratio                                  7.7%          7.7%          7.2%
Risk asset ratio                             11.8%         11.7%         11.6%


(1) From 1st January 2007, under the FSA's Prudential Sourcebook for Banks, Building Societies and Investment Firms, eligible associates are proportionally, rather than fully, consolidated for regulatory purposes.

(2) Includes  reserve capital  instruments of GBP3,222m (31st December
    2006: GBP2,765m; 30th June 2006: GBP2,158m). Of this amount, an issue of GBP500m was made during 2007. This issue is classified within subordinated liabilities on the consolidated balance sheet.

(3) Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

(4) From 1st January 2007, under the FSA's General Prudential Sourcebook, certain deductions are made directly from Tiers 1 and 2 rather than being included in regulatory deductions.

(5) Subordinated liabilities included in Tier 2 Capital are subject to limits laid down in the regulatory requirements.

At 30th June 2007, the Tier 1 Capital ratio was 7.7% and the risk asset ratio was 11.8%. From 31st December 2006, total net capital resources rose GBP2.7bn and risk weighted assets increased GBP20.2bn.

Tier 1 capital rose GBP1.5bn, including GBP1.3bn arising from profits attributable to equity holders net of dividends paid. Minority interests within Tier 1 capital increased GBP0.5bn primarily due to the issuance of reserve capital instruments. The deduction for goodwill and intangible assets increased by GBP0.7bn. Tier 2 capital increased GBP1.2bn mainly as a result of net issuance of GBP1.2bn of dated loan capital.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders' equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:


                                                          As at
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm

Shareholders' equity excluding minority
interests                                  20,973        19,799        17,988

Available for sale reserve                   (238)         (132)           (9)
Cash flow hedging reserve                     407           230           172
Adjustments to retained earnings
Defined benefit pension scheme              1,261         1,165         1,302
Additional companies in regulatory
consolidation and non-consolidated
companies                                    (230)         (498)         (101)
Foreign exchange on RCIs and upper Tier
2 loan stock                                  533           504           398
Other adjustments                             254           174           (61)
                                        ---------     ---------     ---------
Called up share capital and eligible
reserves for regulatory purposes           22,960        21,242        19,689
                                        ---------     ---------     ---------

Total assets and risk weighted assets

Total assets increased 16% to GBP1,158.3bn (2006: GBP996.8bn). Risk weighted assets increased 7% to GBP318.0bn (31st December 2006: GBP297.8bn). Loans and advances to customers that have been securitised increased GBP6.5bn to GBP30.9bn (31st December 2006: GBP24.4bn). The increase in risk weighted assets since 2006 reflected a rise of GBP3.8bn in the banking book and a rise of GBP16.4bn in the trading book.

UK Retail  Banking total assets  increased 3% to GBP84.3bn  (31st December 2006:
GBP81.7bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets fell 1% to GBP42.5bn (31st December 2006: GBP43.0bn) with growth in mortgages offset by an increase in securitised balances.

UK Business  Banking  total assets grew 5% to  GBP69.5bn  (31st  December  2006:
GBP65.9bn) driven by good growth across lending products. Risk weighted assets increased 2% to GBP50.8bn (31st December 2006: GBP50.0bn), reflecting asset growth partially offset by increased regulatory netting and an increase in securitised balances.

Barclaycard  total  assets  increased  1%  to  GBP20.4bn  (31st  December  2006:
GBP20.1bn).  Risk weighted assets increased 1% to GBP17.1bn (31st December 2006:
GBP17.0bn), primarily reflecting underlying net business growth, broadly offset by the redemption of a securitisation transaction, changes to the regulatory treatment of associates and the sale of part of the Monument portfolio.

International Retail and Commercial Banking - excluding Absa total assets grew 11% to GBP42.4bn (31st December 2006: GBP38.2bn) driven by increases in mortgages and unsecured lending in the retail sectors in Western Europe. Risk weighted assets increased 17% to GBP23.5bn (31st December 2006: GBP20.1bn), reflecting the balance sheet growth.

International Retail and Commercial Banking - Absa total assets increased 8% to GBP32.8bn (31st December 2006: GBP30.4bn), primarily driven by increases in mortgages and commercial lending. Risk weighted assets increased 5% to GBP21.8bn (31st December 2006: GBP20.7bn), reflecting the balance sheet growth.

Barclays  Capital  total  assets rose 21% to  GBP796.4bn  (31st  December  2006:
GBP657.9bn). This reflected the continued expansion of the business, with growth mainly attributable to increases in traded debt and equity securities and grossed-up derivative positions. Risk weighted assets increased 11% to GBP152.5bn (31st December 2006: GBP137.6bn) in line with risk, driven by the growth in trading portfolios and derivatives.

Barclays Global Investors total assets increased 12% to GBP90.4bn (31st December 2006: GBP80.5bn), mainly attributable to growth in insurance products. The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets increased 14% to GBP1.6bn (31st December 2006: GBP1.4bn).

Barclays  Wealth  total  assets  increased  11%  to  GBP16.7bn  (December  2006:
GBP15.0bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 13% to GBP6.9bn (31st December 2006: GBP6.1bn) reflecting the increase in lending.

Head office functions and other operations total assets decreased 24% to GBP5.4bn (31st December 2006: GBP7.1bn). Risk weighted assets decreased 21% to GBP1.5bn (31st December 2006: GBP1.9bn).


                             PERFORMANCE MANAGEMENT

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework uses default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities with allocations reflecting varying levels of risk. A single cost of equity is applied to calculate the cost of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment and including preference shares.

The economic capital methodology formed the basis of the Group's submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).


Economic capital demand(1)

                                                         As at
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
UK Banking                                  6,550         6,050         5,850
                                         --------      --------      --------
UK Retail Banking                           3,400         3,250         3,250
UK Business Banking                         3,150         2,800         2,600
                                         --------      --------      --------
Barclaycard                                 2,050         1,850         2,150
International Retail and Commercial
Banking                                     2,250         2,000         1,850
                                         --------      --------      --------
International Retail and Commercial
Banking-ex Absa                             1,300         1,200         1,150
International Retail and Commercial
Banking-Absa                                  950           800           700
                                         --------      --------      --------
Barclays Capital                            4,400         3,950         3,600
Barclays Global Investors                     200           200           150
Barclays Wealth                               500           450           400
Head office functions and other
operations(2)                                 250           250           250
                                         --------      --------      --------
Economic Capital requirement (excluding
goodwill)                                  16,200        14,750        14,250
Average historic goodwill and intangible
assets(3)                                   8,100         7,700         7,900
                                         --------      --------      --------
Total economic capital requirement(4)      24,300        22,450        22,150
                                         --------      --------      --------

(1) Calculated using a five point average over the year and rounded to the nearest GBP50m for presentation purposes.

(2) Includes Transition Businesses and capital for central functional risks.

(3) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

(4) Total period end economic capital requirement (including core available funds) as at 30th June 2007 stood at GBP26,800m (31st December 2006: GBP25,150m; 30th June 2006: GBP24,100m).

UK Retail Banking economic capital allocation increased GBP150m to GBP3,400m (31st December 2006: GBP3,250m), reflecting exposure growth in the portfolio and implementation of the updated Operational Risk Model. UK Business Banking economic capital allocation increased GBP350m to GBP3,150m (31st December 2006:
GBP2,800m) as a consequence of asset growth and implementation of updated Credit and Operational Risk Models.

Barclaycard economic capital allocation increased GBP200m to GBP2,050m (31st December 2006: GBP1,850m), as a consequence of exposure growth, primarily in the international cards and secured loans portfolio, partially offset by risk transfer activity.

International Retail and Commercial Banking - excluding Absa economic capital allocation increased GBP100m to GBP1,300m (31st December 2006: GBP1,200m). This was due to lending growth primarily in Spain. International Retail and Commercial Banking - Absa economic capital allocation (excluding the risk borne by the minority interest) increased GBP150m to GBP950m (31st December 2006:
GBP800m), reflecting exposure growth in the portfolio.

Barclays Capital economic capital increased GBP450m to GBP4,400m (31st December 2006: GBP3,950m) due to growth in equity investments, operational and market risk.

Barclays Wealth economic capital allocation increased GBP50m to GBP500m (31st December 2006: GBP450m) reflecting exposure growth in the portfolio.

The Group's practice is to maintain an appropriate level of excess capital, which is not allocated to the business units. This excess arises as a result of capital management timing and includes capital held to cover pension contribution risk. Available funds for economic capital exceeds demand by GBP1,900m (31st December 2006: GBP2,050m).


Economic capital supply

The capital resources to support economic capital comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The capital resources to support economic capital are impacted by a number of factors arising from the application of IFRS and are modified in calculating available funds for economic capital. This applies specifically to:

          - Cash flow hedging reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity when calculating economic capital.

          - Available for sale reserve - unrealised gains and losses on such securities are included in shareholders' equity until disposal or impairment. Such gains and losses are excluded from shareholders' equity for the purposes of calculating economic capital. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit.

          - Retirement benefits liability - the Group has recorded a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of calculating economic capital, the Group does not deduct the pension deficit from shareholders' equity.

The average supply of capital to support the economic capital framework is set out below(1):


                                                       Half Year ended
                                            30.06.07      31.12.06      30.06.06
                                                GBPm          GBPm          GBPm
Shareholders' equity excluding minority       13,250        12,100        10,750
interests less goodwill(2)
Retirement benefits liability                  1,250         1,300         1,300
Cashflow hedging reserve                         350           150            50
Available for sale reserve                      (150)         (100)          (50)
Preference shares                              3,400         3,350         3,100
                                           ---------     ---------      --------
Available funds for economic capital
excluding goodwill                            18,100        16,800        15,150
Average historic goodwill and intangible
assets(2)                                      8,100         7,700         7,900
                                           ---------     ---------      --------
Available funds for economic capital
including goodwill(3)                         26,200        24,500        23,050
                                           ---------     ---------      --------

(1) Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentational purposes only.

(2) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

(3) Available funds for economic capital (including other Tier 1 instruments) as at 30th June 2007 stood at GBP30,950m (31st December 2006:
     GBP28,800m; 30th June 2006: GBP27,200m).


In addition, the Group holds other Tier 1 Instruments of GBP4,109m as at 30th June 2007 (31st December 2006: GBP3,674m; 30th June 2006: GBP3,099m) consisting of Tier 1 notes of GBP887m and reserve capital instruments of GBP3,222m.

Economic profit

Economic profit comprises:

   - Profit after tax and minority interests; less
   - Capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%(1). The costs of servicing preference shares are included in minority interests, and so preference shares are excluded from average shareholders' equity for economic profit purposes.


The economic profit performance in 2007 and 2006 is shown below:

                                                      Half Year ended
                                           30.06.07      31.12.06      30.06.06
                                               GBPm          GBPm          GBPm
Profit after tax and minority interests       2,634         2,264         2,307
Addback of amortisation charged on
acquired intangible assets(2)                    59            60            23
                                           --------      --------      --------
Profit for economic profit purposes           2,693         2,324         2,330
                                           --------      --------      --------
Average shareholders' equity excluding
minority interests (3),(4)                   13,250        12,100        10,750
Adjust for unrealised loss/(gains) on
cashflow hedge reserve(4)                       350           150            50
Adjust for unrealised gains on available
for sale financial instruments (4)             (150)         (100)          (50)
Add: retirements benefits liability           1,250         1,300         1,300
Goodwill and intangible assets arising on
acquisitions (4)                              8,100         7,700         7,900
                                           --------      --------      --------
Average shareholders' equity
for economic profit purposes (3),(4)         22,800        21,150        19,950
                                           --------      --------      --------

Capital charge at 9.5%                       (1,084)       (1,005)         (945)
                                           --------      --------      --------
Economic profit                               1,609         1,319         1,385
                                           --------      --------      --------


(1) The Board determined the Group's cost of capital is to be unchanged for 2007 at 9.5%.

(2) Amortisation charged for purchased intangibles, adjusted for tax and minority interests.

(3) Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill and intangible assets arising on acquisition, but excludes preference shares.

(4) Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentation purposes only.


Economic profit generated by business

                                         30.06.07   31.12.06   30.06.06
                                             GBPm       GBPm       GBPm
UK Banking                                    654        734        593
                                        ---------   --------   --------
UK Retail Banking                             315        323        266
UK Business Banking                           339        411        327
                                        ---------  ---------  ---------
Barclaycard                                   101         22        115
International Retail and Commercial
Banking                                        85        324        169
                                        ---------  ---------  ---------
International Retail and Commercial
Banking-ex Absa                                31        233         76
International Retail and Commercial
Banking-Absa                                   54         91         93
                                        ---------  ---------  ---------
Barclays Capital                              969        510        671
Barclays Global Investors                     210        181        195
Barclays Wealth                               114         43         87
Head office functions and other
operations                                   (185)      (172)      (143)
                                        ---------  ---------  ---------
                                            1,948      1,642      1,687
Historic goodwill and intangibles
arising on acquisition                       (387)      (363)      (376)
Variance to average shareholders' funds
(excluding minority interest)                  48         40         74
                                        ---------  ---------  ---------
Economic profit                             1,609      1,319      1,385
                                        ---------  ---------  ---------

Economic  profit for the Group  increased  16%  (GBP224m)  to  GBP1,609m  (2006:
GBP1,385m). The rise in economic profit was greater than the increase in both profit before tax and earnings per share. This was due to the more efficient use of capital across the Group partially offset by the increased share of minority interests.

UK Retail  Banking  economic  profit  increased  18% (GBP49m) to GBP315m  (2006:
GBP266m) due to a 9% increase in profit before tax and a 5% increase in the economic capital charge reflecting exposure growth in the portfolio and implementation of the updated Operational Risk Model. UK Business Banking economic profit increased 4% (GBP12m) to GBP339m (2006: GBP327m) due to a 9% increase in profit before tax partially offset by a 22% increase in the economic capital charge arising from the impact of asset growth and implementation of the updated Credit and Operational Risk Models.

Barclaycard economic profit decreased 12% (GBP14m) to GBP101m (2006: GBP115m), primarily due to the 17% decrease in profit before tax and a 5% decrease in the economic capital charge arising from the decline in UK card balances and improvement in default probability methodology.

International Retail and Commercial Banking - excluding Absa economic profit decreased 59% (GBP45m) to GBP31m (2006: GBP76m), due to a 27% decrease in profit before tax, and an increase in the economic capital charge of 14%. The increase in economic capital charge reflects the impact of lending growth in Spain and a revised methodology.

International Retail and Commercial Banking - Absa economic profit decreased 42% (GBP39m) reflecting a higher economic capital charge due to exposure growth in the portfolio.

Barclays  Capital  economic  profit  increased 44%  (GBP298m) to GBP969m  (2006:
GBP671m), due to a 33% increase in profit before tax and a 22% increase in the economic capital charge. The increased economic capital charge is due to growth in equity investments and operational and market risk.

Barclays  Wealth  economic  profit  increased  31%  (GBP27m)  to GBP114m  (2006:
GBP87m), due to a 34% increase in profit before tax and an increase in the economic capital charge of 18%, reflecting exposure growth in the Wealth lending portfolio.

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal is to achieve top quartile total shareholder return (TSR) relative to a peer group(1) of financial services companies. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

In terms of progress towards the Group's goal, Barclays delivered Total Shareholder Return (TSR) of 63% and was positioned 6th within its peer group (second quartile) for the goal period commencing 1st January 2004.

At the time of setting the TSR goal,  we estimated  that  achieving top quartile
TSR would require the achievement of compound annual growth in economic profit(2) in the range of 10% to 13% per annum (GBP6.5bn to GBP7.0bn of cumulative economic profit) (3) over the 2004 to 2007 goal period.

Economic profit for the first half of 2007 was GBP1.6bn, which, added to the GBP6.0bn generated in 2004, 2005 and 2006, delivered a cumulative total of GBP7.6bn for the goal period to date. Therefore Barclays has delivered 117% of the minimum range and 109% of the upper range of the cumulative economic profit goal after expiry of only 88% of the goal period.

(1) Peer group for 2007 remained  unchanged from 2006: ABN Amro, BBVA,
    BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS.

(2) Economic profit is defined on page 64.

(3) Restated for the implementation of IFRS in 2005.


Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency models provide statistical estimates of loss levels within a rolling 12 month period based on averages in the ranges of possible losses expected from each of the current portfolios. This contrasts with impairment allowances required under accounting standards, which are based on objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

                                          30.06.07   31.12.06   30.06.06
                                              GBPm       GBPm       GBPm
UK Banking                                     870        790        705
                                         ---------   --------   --------
UK Retail Banking                              580        500        430
UK Business Banking                            290        290        275
                                         ---------   --------   --------
Barclaycard                                  1,000      1,135      1,105
International Retail and Commercial
Banking                                        315        220        195
                                         ---------   --------   --------
International Retail and Commercial
Banking-ex Absa                                105         75         70
International Retail and Commercial
Banking-Absa                                   210        145        125
                                         ---------   --------   --------
Barclays Capital                               110         95        125
Barclays Wealth                                 10         10         10
Transition Businesses(1)                         5         10         25
                                         ---------   --------   --------
                                             2,310      2,260      2,165
                                         ---------   --------   --------

(1) Included within Head office functions and other operations.

Risk Tendency increased GBP50m (2%) to GBP2,310m (31st December 2006: GBP2,260m) reflecting the broadly stable risk profile of the loan book. Factors influencing Risk Tendency included the very strong growth (16%) of the Group loans and advances balances, particularly in Barclays Capital where the Risk Tendency component is very low, methodology enhancements in UK Retail Banking, and the maturation in the credit risk profile in the international card portfolios. These were partially offset by a portfolio sale, methodology refinements in Barclaycard and improvements in the credit risk profile in the wholesale and corporate portfolios.

UK Retail Banking Risk Tendency increased GBP80m to GBP580m (31st December 2006:
GBP500m). This reflects GBP120m methodology enhancements in unsecured loans to bring them more in line with UK cards. Excluding these enhancements Risk
Tendency decreased by GBP40m reflecting an improvement in the credit risk profile in the UK unsecured personal loan portfolios offset by some growth in loan balances.

Barclaycard  Risk Tendency  decreased  GBP135m to GBP1,000m (31st December 2006:
GBP1,135m) reflecting the sale of part of the Monument portfolio and a methodology enhancement in the UK cards portfolio. Excluding these factors, Risk Tendency increased by GBP20m reflecting balance sheet growth in the international portfolios offset by some improvement in the credit risk profile of UK cards.

Risk Tendency at International Retail and Commercial Banking - excluding Absa increased GBP30m to GBP105m (31st December 2006: GBP75m) reflecting a change to the risk profile in Emerging Markets and balance sheet growth in Emerging Markets and Western Europe.

International Retail and Commercial Banking - Absa Risk Tendency increased GBP65m to GBP210m (31st December 2006: GBP145m) caused by a weakening of retail credit conditions in South Africa after a series of interest rate rises in 2006 and 2007 and balance sheet growth.


                             ADDITIONAL INFORMATION

Group reporting changes in 2007

Barclays announced on19th June 2007 the impact of certain changes in Group Structure and reporting on the 2006 results. There was no impact on the Group income statement or balance sheet.

UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.

Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, has been transferred and is now managed and reported within UK Retail Banking.

International Retail and Commercial Banking - excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.

Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking - excluding Absa.

The Barclays Financial Planning business previously managed and reported within Barclays Wealth, has become a fully integrated part of and is managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth - closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.

The  structure  and  reporting   remains  unchanged  for  UK  Business  Banking,
International Retail and Commercial Banking- Absa, Barclays Capital, Barclays Global Investors and Head Office Functions and Other Operations.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2006 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2006.

Changes to the UK Financial Services Authority Listing, Prospectus, Disclosure and Transparency Rules to implement the European Union Transparency Directive, including the requirement for the half-yearly report to be prepared in accordance with IAS 34 'Interim Financial Reporting,' first apply to financial years beginning on or after 20th January 2007. Therefore the revised Listing, Prospectus and Disclosure Rules will first be applied to the June 2008 Interim Results Announcement.

Future accounting developments

IFRS 7 ('Financial Instruments Disclosures') and an amendment to IAS 1 ('Presentation of Financial Statements') on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be included in the financial statements for the year ended 31st December 2007.

Consideration will be given during the second half of 2007 to the implications, if any, of the following IFRIC interpretations issued during 2006 and 2007 which would first apply to the Group accounting period beginning on 1st January 2008:

- IFRIC 11 IFRS 2 - Group and Treasury Share Transactions
- IFRIC 12 Service Concession Arrangements
- IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction


IFRS 8 ('Operating Segments') was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1st January 2009. The standard replaces IAS 14 Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard has not been endorsed for use in the European Union. Once it has been endorsed, the Group will consider the enhancements that permitted early adoption in 2008 may make to the transparency of the segmental disclosures.

IFRIC 13 Customer Loyalty Programs was issued in June 2007 and would first apply to the Group accounting period beginning on 1st January 2009. The Interpretation addresses accounting by entities that grant loyalty award credits (such as 'points' or travel miles) to customers who buy other goods or services. It requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. The implications of this IFRIC interpretation are being considered and any resulting change in accounting policy would be accounted for in accordance with IAS 8 in 2009.

Share capital

The Group manages its debt and equity capital actively. The Group's authority to buy back ordinary shares (up to 980.8 million ordinary shares) was renewed at the 2007 Annual General Meeting.

As per the announcement made on 23rd July 2007, Barclays intends to minimise the dilutive effect on its existing shareholders of the issuance of Barclays shares to Temasek and China Development Bank by commencing a share buyback programme for up to EUR3.6 billion (GBP2.4 billion). The earliest date the buyback would start is shortly after the publication of these interim results and the latest is after conclusion of its offer for ABN AMRO.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have an impact on the Group's businesses and earnings.

In the EU as a whole, these regulatory actions included an enquiry into retail banking in all of the then 25 member states by the European Commission's Directorate General for Competition. The enquiry looked at retail banking in Europe generally and Barclays has fully co-operated with the enquiry. On 31st January 2007 the European Commission announced that the enquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of Barclays and on its retail banking activities in the EU countries in which it operates.

In September 2005 the UK Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth enquiry in February 2007. This enquiry could last for up to two years. Also in October 2006, the UK Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. Barclays has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission Enquiry in 2002 into the supply of banking services to small and medium enterprises. Barclays is cooperating fully with that review.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigation in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

On 1st April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. On 26th June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-complaint from Which?. This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT's programme of work is expected to take six months.

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards in April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards from 1st August 2006.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT announced a market study into personal current accounts (PCAs) in the UK on 26th April 2007. The market study will look at: (i) whether the provision of ''free if in credit'' PCAs delivers sufficiently high levels of transparency and value for customers;
(ii) the implications for competition and consumers if there were to be a shift away from ''free if in credit'' PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers' ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition. The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking.

On 27th July 2007, the OFT commenced High Court proceedings by agreement with Barclays and seven other banks and building societies in which both the OFT and the banks and building societies seek declarations on legal issues arising from the banks' terms and conditions relating to overdraft charges. Specifically, those declarations will address key aspects of the applicability of the Unfair Terms in Consumer Contracts Regulations to those terms and conditions and the question of whether such terms are capable of amounting to unlawful penalty charges.

The proceedings will run in parallel with the ongoing OFT dual inquiry into unauthorised overdraft charges and PCAs. As the purpose of the proceedings is to seek to clarify the legitimacy of the banks' overdraft charging provisions, the banks are seeking a stay of all pending county court litigation in relation to such matters. The Financial Ombudsman Service has agreed to suspend reviews of such cases and the FSA has granted complaints handling waivers in respect of all complaints on the same issues pending conclusion of the test case.

In January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration fees. Barclays will charge the fee applicable at the time the customer took out the mortgage, which is one of the options recommended by the FSA.

Acquisitions

On  8th  February  2007  Barclays   completed  the  acquisition  of  Indexchange
Investment AG. Indexchange is based in Munich offering exchange traded fund products.

On 28th February 2007 Barclays completed the acquisition Nile Bank Limited. Nile Bank is based in Uganda with 18 branches and 228 employees.

On 30th March 2007 Barclays completed the acquisition of EquiFirst. EquiFirst is a non-prime wholesale mortgage originator in the United States.

On 18th May 2007 Barclays completed the acquisition of Walbrook Group Limited. Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers.

Disposals

On 4th April 2007 Barclays completed the sale of part of Monument, a credit card portfolio.

Recent developments

On 16th April 2007 Barclays announced the sale of Barclays Global Investors Japan Trust & Banking Co., Ltd, a Japanese trust administration and custody operation.

On 18th June 2007 Barclays announced it had entered into an agreement to sell a 50% shareholding in Intelenet Global Services Pvt Ltd. Completion is subject to the receipt of applicable regulatory approval and is expected in the second half of 2007.

On 23rd April 2007, the supervisory and management boards of ABN AMRO Holding N.V. (ABN AMRO) and the board of Barclays jointly announced that agreement had been reached on the terms of a merger of ABN AMRO and Barclays. Revised terms of the offer being made by Barclays for ABN AMRO were announced by Barclays on 23rd July 2007.

On 23rd July 2007, Barclays also announced an unconditional subscription of GBP2.4 billion of Barclays shares by China Development Bank and Temasek Holdings, as well as a conditional subscription by them of GBP6.6 billion of Barclays shares which was subject to a partial clawback in favour of certain Barclays shareholders. The proceeds of this conditional investment will be used to fund part of the cash consideration to be payable to ABN AMRO shareholders under the revised offer. Barclays also announced that it intends to minimise the dilutive effect of the unconditional subscription on existing shareholders by commencing a share buyback programme for up to GBP2.4 billion. Barclays will make a separate announcement describing the timing and terms on which such buybacks will be made.

The merger is subject to, among other things, the satisfaction or waiver of certain conditions, including approval by Barclays shareholders. It is currently anticipated that the merger will be completed in the fourth quarter of 2007.


NOTES
-----


1. Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

                                                        As at
                                        30.06.07      31.12.06      30.06.06
Non-trading financial instruments fair      GBPm          GBPm          GBPm
valued
through profit and loss held in respect
of linked liabilities                     92,194        82,798        79,334
Cash and bank balances within the funds    1,541         1,839         2,046
                                       ---------     ---------     ---------
Assets held in respect of linked
liabilities to customers under
investment contracts                      93,735        84,637        81,380
                                       ---------     ---------     ---------
Liabilities arising from investment
contracts                                (93,735)      (84,637)      (81,380)
                                       ---------     ---------     ---------

2.  Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

                                         Contract       30.06.07
                                         notional       Fair value
                                           amount    Assets    Liabilities
Derivatives designated as held for          GBPm       GBPm           GBPm
trading
Foreign exchange derivatives            2,113,080    23,852        (22,325)
Interest rate derivatives              21,671,954   102,959       (103,722)
Credit derivatives                      1,755,840    13,430        (12,916)
Equity and stock index and commodity
derivatives                               620,500    32,254        (37,814)
                                       ----------  --------      ---------
Total derivative assets/(liabilities)
held for trading                       26,161,374   172,495       (176,777)
                                       ----------  --------      ---------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                     42,193       162           (433)
Derivatives designated as fair value
hedges                                     22,246       324           (483)
Derivatives designated as hedges of        16,094     1,244            (81)
net investments
                                       ----------  --------      ---------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                              80,533     1,730           (997)
                                       ----------  --------      ---------
Total recognised derivative assets/
(liabilities)                          26,241,907   174,225       (177,774)
                                       ----------  --------      ---------

                                         Contract          31.12.06
                                         notional         Fair value
                                           amount    Assets    Liabilities
Derivatives designated as held fo            GBPm      GBPm           GBPm
trading
Foreign exchange derivatives            1,500,774    22,026        (21,745)
Interest rate derivatives              17,666,353    76,010        (75,854)
Credit derivatives                      1,224,548     9,275         (8,894)
Equity and stock index and commodity
derivatives                               495,080    29,962        (33,253)
                                       ----------  --------       --------
Total derivative assets/(liabilities)
held for trading                       20,886,755   137,273       (139,746)
                                       ----------  --------       --------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                     63,895       132           (401)
Derivatives designated as fair value
hedges                                     19,489       298           (441)
Derivatives designated as hedges of
net investments                            12,050       650           (109)
                                       ----------  --------       --------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                              95,434     1,080           (951)
                                       ----------  --------       --------
Total recognised derivative assets/
(liabilities)                          20,982,189   138,353       (140,697)
                                       ----------  --------       --------

                                         Contract          30.06.06
                                         notional        Fair value
                                           amount    Assets    Liabilities
Derivatives designated as held for           GBPm      GBPm           GBPm
trading
Foreign exchange derivatives            1,407,480    20,865        (20,885)
Interest rate derivatives              17,863,507    80,471        (80,625)
Credit derivatives                        897,769     5,473         (5,075)
Equity and stock index and commodity
derivatives                               587,142    29,099        (31,721)
                                      ----------- ---------      ---------
Total derivative assets/(liabilities)
held for trading                       20,755,898   135,908       (138,306)
                                      ----------- ---------      ---------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow        31,724       135           (351)
hedges
Derivatives designated as fair value
hedges                                     15,982       267           (313)
Derivatives designated as hedges of
net investments                            12,292       591            (12)
                                      ----------- ---------      ---------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                              59,998       993           (676)
                                      ----------- ---------      ---------
Total recognised derivative assets/
(liabilities)                          20,815,896   136,901       (138,982)
                                      ----------- ---------      ---------


Total derivative notionals have grown over the period primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Internet rate and credit derivative values have also increased significantly, largely due to growth in the market for these products.

3.  Loans and advances to banks


                                                         As at
                                         30.06.07      31.12.06      30.06.06
By geographical area                         GBPm          GBPm          GBPm
United Kingdom                              8,933         6,229         7,848
Other European Union                       13,538         8,513        10,209
United States                              12,351         9,056        10,888
Africa                                      2,252         2,219         1,375
Rest of the World                           6,120         4,913         5,014
                                         --------      --------      --------
                                           43,194        30,930        35,334
Less: Allowance for impairment                 (3)           (4)           (4)
                                         --------      --------      --------
Total loans and advances to banks          43,191        30,926        35,330
                                         --------      --------      --------

4.  Loans and advances to customers

                                                         As at
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
Retail business                           147,730       139,350       134,534
Wholesale and corporate business          176,787       146,281       150,963
                                        ---------      --------      --------
                                          324,517       285,631       285,497
Less: Allowances for impairment            (3,274)       (3,331)       (3,400)
                                        ---------      --------      --------
Total loans and advances to customers     321,243       282,300       282,097
                                        ---------      --------      --------

By geographical area
United Kingdom                            183,756       170,518       164,417
Other European Union                       52,178        43,430        43,528
United States                              33,767        25,677        26,523
Africa                                     34,175        31,691        29,694
Rest of the World                          20,641        14,315        21,335
                                        ---------      --------      --------
                                          324,517       285,631       285,497
Less: Allowance for impairment             (3,274)       (3,331)       (3,400)
                                        ---------      --------      --------
Total loans and advances to customers     321,243       282,300       282,097
                                        ---------      --------      --------

By industry
Financial institutions                     67,125        45,954        56,616
Agriculture, forestry and fishing           3,144         3,997         3,449
Manufacturing                              14,086        15,451        13,951
Construction                                4,764         4,056         4,430
Property                                   17,489        16,528        16,929
Energy and water                            8,000         6,810         5,527
Wholesale and retail distribution and
leisure                                    17,209        15,490        16,902
Transport                                   6,012         5,586         5,252
Postal and communication                    3,793         2,180         1,394
Business and other services                36,533        29,425        29,453
Home loans(1)                             104,319        98,172        89,001
Other personal                             31,713        31,840        31,865
Finance lease receivables                  10,330        10,142        10,728
                                        ---------      --------      --------
                                          324,517       285,631       285,497
Less: Allowance for impairment             (3,274)       (3,331)       (3,400)
                                        ---------      --------      --------
Total loans and advances to customers     321,243       282,300       282,097
                                        ---------      --------      --------

(1) Excludes commercial property mortgages.

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent's predominant business may be a different industry.

5.  Allowance for impairment on loans and advances

                                                    Half Year ended
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
At beginning of period                      3,335         3,404         3,450
Acquisitions and disposals                    (75)          (20)           (3)
Exchange and other adjustments                 (6)          (48)         (105)
Unwind of discount                            (53)          (50)          (48)
Amounts written off (see below)            (1,011)       (1,178)         (996)
Recoveries (see below)                        124           134           125
Amounts charged against profit (see
below)                                        963         1,093           981
                                        ---------      --------      --------
At end of period                            3,277         3,335         3,404
                                        ---------      --------      --------

Amounts written off
United Kingdom                               (820)         (995)         (751)
Other European Union                          (46)          (20)          (54)
United States                                 (87)          (28)          (18)
Africa                                        (58)          (97)         (167)
Rest of the World                               -           (38)           (6)
                                        ---------      --------      --------
                                           (1,011)       (1,178)         (996)
                                        ---------      --------      --------
Recoveries
United Kingdom                                 93            98            80
Other European Union                            7             8            10
United States                                   8             9            13
Africa                                         15            16            17
Rest of the World                               1             3             5
                                        ---------      --------      --------
                                              124           134           125
                                        ---------      --------      --------
Impairment charged against profit:

New and increased impairment allowances
United Kingdom                                941         1,211         1,042
Other European Union                           85           126            56
United States                                  82            16            44
Africa                                        111           107           102
Rest of the World                               4             5            13
                                        ---------      --------      --------
                                            1,223         1,465         1,257
                                        ---------      --------      --------

Less: Releases of impairment allowance
United Kingdom                                (82)         (111)          (84)
Other European Union                          (11)          (47)          (25)
United States                                 (21)          (10)          (16)
Africa                                         (9)          (18)          (15)
Rest of the World                             (13)          (52)          (11)
                                        ---------      --------      --------
                                             (136)         (238)         (151)
                                        ---------      --------      --------

Recoveries                                   (124)         (134)         (125)
                                        ---------      --------      --------
Total impairment charges on loans and
advances(1)                                   963         1,093           981
                                        ---------      --------      --------


(1) This excludes other credit provisions and impairment on available for sale assets detailed on page 50.

Allowance                                    GBPm          GBPm          GBPm
United Kingdom                              2,396         2,477         2,428
Other European Union                          334           311           259
United States                                  72           100           128
Africa                                        452           417           474
Rest of the World                              23            30           115
                                         --------      --------      --------
Total allowance for impairment              3,277         3,335         3,404
                                         --------      --------      --------

6.  Potential credit risk loans

The  following  tables  present  an  analysis  of  potential  credit  risk loans
(non-performing and potential problem loans).

                                                         As at
                                         30.06.07      31.12.06      30.06.06
Potential credit risk loans                  GBPm          GBPm          GBPm
Summary
Impaired loans(1)                           4,693         4,444         4,630
Accruing loans which are contractually
overdue 90 days or more as to principal
or interest                                   598           598           618
                                        ---------      --------      --------
                                            5,291         5,042         5,248
Restructured loans                             61            46            46
                                        ---------      --------      --------
Total non-performing loans                  5,352         5,088         5,294
Potential problem loans                       735           761           935
                                        ---------      --------      --------
Total potential credit risk loans           6,087         5,849         6,229
                                        ---------      --------      --------

Geographical split
Impaired loans(1):
United Kingdom                              3,548         3,340         3,164
Other European Union                          456           410           461
United States                                  76           129           172
Africa                                        589           535           657
Rest of the World                              24            30           176
                                        ---------      --------      --------
Total                                       4,693         4,444         4,630
                                        ---------      --------      --------

Accruing loans which are contractually
overdue 90 days or more as to principal
or interest
United Kingdom                                508           516           528
Other European Union                           61            58            67
United States                                   4             3             2
Africa                                         25            21            21
Rest of the World                               -             -             -
                                        ---------      --------      --------
Total                                         598           598           618
                                        ---------      --------      --------

(1) Impaired  loans are  non-performing  loans where,  in general,  an impairment  allowance has been raised. This classification may also include
    non-performing   loans  which  are  fully   collateralised   or  where  the
    indebtedness  has already  been  written  down to the  expected  realisable value.

                                                          As at
                                          30.06.07      31.12.06      30.06.06
                                              GBPm          GBPm          GBPm
Restructured loans
United Kingdom                                   3             -             2
Other European Union                            12            10            10
United States                                   28            22            17
Africa                                          18            14            17
Rest of the World                                -             -             -
                                          --------      --------      --------
Total                                           61            46            46
                                          --------      --------      --------

Total non-performing loans
United Kingdom                               4,059         3,856         3,694
Other European Union                           529           478           538
United States                                  108           154           191
Africa                                         632           570           695
Rest of the World                               24            30           176
                                          --------      --------      --------
Total                                        5,352         5,088         5,294
                                          --------      --------      --------

Potential problem loans
United Kingdom                                 409           465           599
Other European Union                            23            32            51
United States                                    9            21            35
Africa                                         271           240           248
Rest of the World                               23             3             2
                                          --------      --------      --------
Total                                          735           761           935
                                          --------      --------      --------

Total potential credit risk loans
United Kingdom                               4,468         4,321         4,293
Other European Union                           552           510           589
United States                                  117           175           226
Africa                                         903           810           943
Rest of the World                               47            33           178
                                          --------      --------      --------
Total                                        6,087         5,849         6,229
                                          --------      --------      --------

Allowance coverage of non-performing             %             %             %
loans
United Kingdom                                59.0          64.2          65.7
Other European Union                          63.1          65.1          48.1
United States                                 66.7          64.9          67.0
Africa                                        71.5          73.2          68.2
Rest of the World                             95.8         100.0          65.3
                                          --------      --------      --------
Total                                         61.2          65.6          64.3
                                          --------      --------      --------

Allowance coverage of total potential            %             %             %
credit risk loans
United Kingdom                                53.6          57.3          56.6
Other European Union                          60.5          61.0          44.0
United States                                 61.5          57.1          56.6
Africa                                        50.0          51.5          50.3
Rest of the World                             48.9          91.0          64.6
                                          --------      --------      --------
Total                                         53.8          57.0          54.6
                                          --------      --------      --------

                                                         As at
                                         30.06.07      31.12.06      30.06.06
Allowance coverage of non-performing            %             %             %
loans:
Retail                                       61.4          65.6          63.2
Wholesale and corporate                      60.9          65.5          66.8
                                        ---------      --------      --------
Total                                        61.2          65.6          64.3
                                        ---------      --------      --------

Allowance coverage of total potential
credit risk loans:
Retail                                       55.6          59.8          56.9
Wholesale and corporate                      49.7          50.6          50.4
                                        ---------      --------      --------
Total                                        53.8          57.0          54.6
                                        ---------      --------      --------

Allowance coverage of non-performance loans decreased to 61.2% from 65.6% at 31st December 2006 principally owing to a number of larger names where the recovery outlook is relatively high.

7.  Available for sale financial investments

                                                         As at
                                        30.06.07      31.12.06      30.06.06
                                            GBPm          GBPm          GBPm
Debt securities                           42,727        47,910        49,908
Equity securities                          1,652         1,379         1,400
Treasury bills and other eligible bills    3,387         2,420         2,498
                                       ---------      --------     ---------
                                          47,766        51,709        53,806
Less: Allowance for impairment                (2)           (6)          (90)
                                       ---------      --------     ---------
Available for sale financial
investments                               47,764        51,703        53,716
                                       ---------      --------     ---------

8.  Other assets
                                                         As at
                                        30.06.07      31.12.06      30.06.06
                                            GBPm          GBPm          GBPm
Sundry debtors                             4,401         4,298         3,980
Prepayments                                  583           658           962
Accrued income                             1,159           722           834
Insurance assets, including unit
linked assets                                146           172            90
                                        --------      --------      --------
Other assets                               6,289         5,850         5,866
                                        --------      --------      --------

9.  Other liabilities
                                                         As at
                                        30.06.07      31.12.06      30.06.06
                                            GBPm          GBPm          GBPm
Obligations under finance leases
payable                                       86            92           102
Sundry creditors                           5,075         4,118         5,772
Accruals and deferred income               5,747         6,127         4,893
                                        --------      --------      --------
Other liabilities                         10,908        10,337        10,767
                                        --------      --------      --------

10.  Provisions

                                        30.06.07      31.12.06      30.06.06
Redundancy and restructuring                 104           102            90
Undrawn contractually committed
facilities and guarantees                     38            46            50
Onerous contracts                             68            71            44
Sundry provisions                            317           243           290
                                        --------      --------      --------
Provisions                                   527           462           474
                                        --------      --------      --------

11.  Other reserves

                                                         As at
                                        30.06.07      31.12.06      30.06.06
                                            GBPm          GBPm          GBPm
Available for sale reserve                   238           132             9
Cash flow hedging reserve                   (407)         (230)         (172)
Capital redemption reserve                   309           309           309
Other capital reserve                        617           617           617
Currency translation reserve                (486)         (438)         (176)
                                        --------      --------      --------
Other reserves                               271           390           587
                                        --------      --------      --------

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 90.

12.  Retirement benefit liabilities

The Group's IAS 19 pension surplus across all schemes as at 30th June 2007 was GBP540m (31st December 2006: deficit of GBP817m). The surplus comprised net recognised liabilities of GBP1,804m (31st December 2006: GBP1,719m) and unrecognised actuarial gains of GBP2,344m (31st December 2006: GBP902m). The net recognised liabilities comprised retirement benefit liabilities of GBP1,840m (31st December 2006: GBP1,807m) and assets of GBP36m (31st December 2006:
GBP88m).

The Group's IAS 19 pension surplus in respect of the main UK scheme as at 30th June 2007 was GBP867m (31st December 2006: deficit of GBP475m). The primary reason for the movement of GBP1,342m was an increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.82% (31st December 2006: 5.12%), partially offset by an increase in the inflation assumption to 3.35% (31st December 2006: 3.08%) and lower than expected returns on the assets. Mortality assumptions remain unchanged from those in force at 31st December 2006.

The actuarial funding position of the main UK pension scheme as at 30th June 2007, estimated based on assumptions relating to the formal triennial valuation in 2004, was a surplus of GBP1,100m (31st December 2006: surplus of GBP1,300m), representing a funding ratio of 107%. The Pensions Protection Fund (PPF) solvency ratio(1) for the main UK scheme as at 30th June 2007 was estimated to be 131% (31st December 2006: 121%). The next formal triennial valuation is due as at 30th September 2007. Assumptions will be reviewed and updated as part of that valuation.

(1) The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model.


13.  Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs have applied to the United States Supreme Court for a review of this decision. Pending the outcome of further appellate proceedings, the District Court has stayed the Newby litigation.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.


14.  Contingent liabilities and commitments
                                                          As at
                                          30.06.07      31.12.06      30.06.06
                                              GBPm          GBPm          GBPm
Acceptances and endorsements                   295           287           248
Guarantees and assets pledged as
collateral for security                     33,445        31,252        33,417
Other contingent liabilities                 7,757         7,880         8,354
                                          --------      --------      --------
Contingent liabilities                      41,497        39,419        42,019
                                          --------      --------      --------

Commitments                                194,810       205,504       204,860
                                          --------      --------      --------

15.  Market risk

Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), was GBP39.3m in the first half of 2007. This is 9% (GBP3.1m) more than the corresponding period of 2006 and 3% (GBP1.3m) up on the second half of 2006. The growth in Commodity DVaR is consistent with Barclays Capital's business plan.

Total DVaR as at 30th June 2007 was GBP41.6m (31st December 2006: GBP41.9m).


Analysis of Barclays Capital's market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:


DVaR

                                    Half-year ended
                                     30th June 2007
                                  -------------------
                           Average     High(1)       Low(1)
                              GBPm        GBPm        GBPm
Interest rate risk            19.7        27.2        13.0
Credit spread risk            20.4        28.1        14.6
Commodity risk                19.5        27.2        14.8
Equity risk                   10.1        15.3         7.3
Foreign exchange risk          4.3         6.7         2.9
Diversification effect       (34.7)        n/a         n/a
                           -------    --------     -------
Total DVaR                    39.3        47.1        33.1
                           -------    --------     -------

                                    Half-year ended
                                   31st December 2006
                                  -------------------
                           Average     High(1)      Low(1)
                              GBPm        GBPm        GBPm
Interest rate risk            19.7        28.8        12.3
Credit spread risk            24.4        33.1        17.9
Commodity risk                14.2        21.6         9.0
Equity risk                    7.9        11.6         5.8
Foreign exchange risk          3.6         6.3         1.8
Diversification effect       (31.8)        n/a         n/a
                           -------    --------     -------
Total DVaR                    38.0        43.2        34.0
                           -------    --------     -------



                                    Half-year ended
                                     30th June 2006
                                  -------------------
                           Average     High(1)      Low(1)
                              GBPm        GBPm        GBPm
Interest rate risk            20.5        25.2        14.6
Credit spread risk            24.2        27.5        20.9
Commodity risk                 8.4        13.9         5.7
Equity risk                    7.7        10.0         6.0
Foreign exchange risk          4.5         7.7         2.0
Diversification effect       (29.1)        n/a         n/a
                           -------    --------     -------
Total DVaR                    36.2        43.0        31.3
                           -------    --------     -------


(1) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.


      CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                                                    Half Year ended
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
Net movements in available for sale
reserve                                        95           173          (313)
Net movements in cash flow hedging
reserve                                      (280)          (68)         (419)
Net movements in currency translation
reserve                                       (48)         (186)         (595)
Tax                                            37           (14)          267
Other movements                                23            (5)           30
                                         --------      --------      --------
Amounts included directly in equity          (173)         (100)       (1,030)
Profit after tax                            2,943         2,594         2,601
                                         --------      --------      --------
Total recognised income and expense         2,770         2,494         1,571
                                         --------      --------      --------

Attributable to:
Equity holders of the parent                2,502         2,121         1,561
Minority interests                            268           373            10
                                         --------      --------      --------
                                            2,770         2,494         1,571
                                         --------      --------      --------

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in the first half of 2007 primarily reflects the recognition of net unrealised gains from changes in fair value partially offset by the transfer of net realised gains.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement. The movement in the first half of 2007 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments partially offset by the transfer of net losses to the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the first half of 2007 primarily reflects changes in the value of the US Dollar on net investments and the impact of changes in the value of the Rand on the minority interest in Absa Group Limited partially offset by the impact of other currency movements on net investments which are hedged on a post-tax basis. The US Dollar net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.


              SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

                                                    Half Year ended
                                         30.06.07      31.12.06      30.06.06
                                             GBPm          GBPm          GBPm
Net cash flow from operating activities     2,729         1,017         9,030
Net cash flow from investing activities     3,990           184        (1,338)
Net cash flow from financing activities       410          (574)        1,266
Effects of exchange rate on cash and         (196)          948          (386)
cash equivalents
                                         --------      --------      --------
Net increase in cash and cash
equivalents                                 6,933         1,575         8,572
Cash and cash equivalents at beginning
of period                                  30,952        29,377        20,805
                                         --------      --------      --------
Cash and cash equivalents at end of
period                                     37,885        30,952        29,377
                                         --------      --------      --------


In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classification within the cash flow statement in 2006. Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities.

                                OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom.
Tel: +44 (0) 20 7116 1000.
Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: 0870 609 4535 or +44 1214 157 004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2006, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address. Copies of the Form 20-F are available from the Barclays Investor Relations website (details below) and from the SEC's website (www.sec.gov).

Results timetable
Ex dividend Date                             Wednesday, 15th August 2007
Dividend Record Date                         Friday, 17th August 2007
Dividend Payment Date                        Monday, 1st October 2007
Full Year Trading Update*                    Tuesday, 27th November 2007
2007 Preliminary Results Announcement*       Tuesday, 19th February 2008


*Note that these announcement dates are provisional and subject to change.


Economic data

                                            30.06.07   31.12.06   30.06.06

Period end - US$/GBP                            2.01       1.96       1.85
Average - US$/GBP                               1.97       1.84       1.79
Period end - EUR/GBP                            1.49       1.49       1.45
Average - EUR/GBP                               1.48       1.47       1.46
Period end - ZAR/GBP                           14.12      13.71      13.19
Average - ZAR/GBP                              14.11      12.47      11.31


For further information please contact:

Investor Relations                     Media Relations
--------------------                   -----------------
Mark Merson/James S Johnson            Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6132/6586


More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com


                                   APPENDIX 1

                                      ABSA

                                                 Half Year ended
                                         30.06.07      31.12.06      30.06.06
                                               Rm            Rm            Rm
                                         --------      --------      --------
Interest and similar income                24,185        20,269        17,331
Interest expense and similar charges      (15,608)      (12,263)      (10,440)
                                         --------      --------      --------
Net interest income                         8,577         8,006         6,891
Impairment losses on loans and advances      (985)         (979)         (594)
                                         --------      --------      --------
                                            7,592         7,027         6,297
                                         --------      --------      --------
Fee and commission income                   6,020         5,874         5,077
Fee and commission expense                   (394)         (305)         (272)
                                         --------      --------      --------
Net fee and commission income               5,626         5,569         4,805
                                         --------      --------      --------
Insurance premium revenue                   1,795         1,720         1,549
Premiums ceded to reinsurers                 (142)         (134)         (141)
                                         --------      --------      --------
Net insurance premium income                1,653         1,586         1,408
                                         --------      --------      --------
Gross claims and benefits paid on
insurance contracts                          (836)         (754)         (622)
Reinsurance recoveries                         58            42            15
                                         --------      --------      --------
Net claims and benefits paid                 (778)         (712)         (607)
Changes in insurance and investment
liabilities                                  (573)         (454)         (294)
Gains and losses from banking and
trading activities                            930           806           610
Gains and losses from investment
activities                                  1,084         1,303           588
Other operating income                        469           579           359
                                         --------      --------      --------
Net operating income                       16,003        15,704        13,166
Operating expenses                         (9,113)       (8,685)       (7,935)
Impairments                                   (28)          (75)            -
Indirect taxation                            (449)         (450)         (421)
Share of profit of associated and joint
venture companies                              16            44            69
                                         --------      --------      --------
Operating profit before income tax          6,429         6,538         4,879
                                         --------      --------      --------


This appendix summarises the Rand results of Absa Group Limited for the six months to 30th June 2007 as reported to JSE Limited.

Absa Group Limited results

Absa Group Limited's operating profit before income tax increased 32% (R1,550m) to R6,429m (2006 R4,879m) reflecting very good performances from Retail Banking, Absa Capital, Bancassurance and Corporate and Business Banking. Absa Group Limited delivered a return on equity of 26.8% (2006: 24.7%). Key factors impacting the results included very strong asset and income growth, increased transaction volumes, a strong investment performance, an increased retail credit impairment charge, and the realisation of synergies from leveraging Barclays expertise and economies of scale.

Net operating income has grown R2,837m to R16,003m (2006: R13,166m).

Net interest income grew 25% (R1,686m) to R8,577m (2006: R6,891m). Loans and advances to customers increased 20% from 30th June 2006 driven by growth of 25% in mortgages, 53% in credit cards and 32% in commercial property finance. Deposits increased 13%.

Non-interest income increased 22% reflecting higher transaction volumes, a strong performance in insurance related earnings and higher investment income from bancassurance operations.

As expected the impairment charge on loans and advances increased R391m to R985m (2006: R594m) from the cyclically low levels of recent years. Arrears in retail portfolios increased driven by interest rate increases in 2006 and 2007 and pressure on collections. Action has been taken to reduce some of the higher risk customer balances.

Operating expenses increased 15% resulting from increased investment in the business in order to support continued growth in volumes and customers.

Excellent progress was made with the realisation of synergy benefits resulting from the majority ownership of Absa Group Limited by Barclays. In the first six months of 2007, synergies of R650m were delivered relative to a full year 2007 target of R750m. On an annualised basis, synergies delivered to date are close to delivery of the 2009 target of R1.4bn. Integration costs were in line with the target of R300m.